United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release

Signature Page

Press Release
Filed at CVM and SEC on 10/28/2009
Gerência Geral de Controladoria — GECOL

Contents

A- Quarterly Information	3
1- Balance Sheet	3
2- Statement of Income	4
3- Statement of Changes in Stockholders’ Equity	5
4- Statement of Cash Flows	6
5- Statement of Value Added	7
6- Notes to the Quarterly Information as of and for the period ended at September 30, 2009 and 2008	8
6.1- Operations	8
6.2- Summary of Significant Accounting Policies and Presentation of Interim Quarterly Information	8
6.3- Consolidation Principles and Practices	8
6.4- Acquisitions and Divestments	9
6.5- Cash and Cash Equivalents	10
6.6- Short-Term Investments	10
6.7- Related Parties	10
6.8- Inventories	13
6.9- Recoverable Taxes	13
6.10- Income Tax and Social Contribution	14
6.11- Investments	15
6.12- Intangible	15
6.13- Property, Plant and Equipment	16
6.14- Loans and Financing	16
6.15- Contingent Liabilities and Commitments	18
6.16- Provision for Asset Retirement Obligations	20
6.17- Pension Plan	20
6.18- Long-term Incentive Compensation Plan	21
6.19- Paid-up Capital	21
6.20- Funds linked to Future Mandatory Conversion into Shares	22
6.21- Treasury Stock	22
6.22- Compensation of Stockholders	22
6.23- Financial Results	23
6.24- Financial Instruments — Derivatives	23
6.25- Selling, Administrative, Other Operating Expenses and Results from the Sale of Investments	34
7- Report of the Independent Accountants on Limited Review	36
8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies	38
B- Additional Information	39
9- Cash generation (to review)	39

10- Management’s Discussion and Analysis of the Operational Performance in September 30, 2009 (to review)
10.1- Management’s Discussion and Analysis of the Operational Performance of Consolidated	40
10.1.1- Sales revenues	40
10.1.2- Cost of products and services	42
10.1.3- Selling and administrative expenses	42
10.1.4- Research and development	42
10.1.5- Other operating expenses/revenues (net)	42
10.1.6- Net financial results	42
10.1.7- Income tax and social contribution	42
10.2- Management’s Discussion and Analysis of the Operational Performance of Parent Company	43
10.2.1- Sales revenues	43
10.2.2- Cost of products and services	43
10.2.3- Gross margin	43
10.2.4- Equity results	43
10.2.5- Selling and administrative expenses	43
10.2.6- Research and development	43
10.2.7- Other operating expenses/ income, net	43
10.2.8- Net financial results	43
10.2.9- Income tax and social contribution	43
11- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	44

A- Quarterly Information
(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
1- Balance Sheet

Balance at	In thousands of reais

		Consolidated		Parent Company
	Notes	09/30/09	06/30/09	09/30/09	06/30/09
Assets
Current assets
Cash and cash equivalents	6.5	15,560,596	16,332,857	1,177,026	1,877,690
Short term investments	6.6	8,110,052	5,854,800	—	—
Accounts receivable from customers		6,107,143	5,560,328	5,914,191	7,396,139
Related parties	6.7	140,059	98,727	4,698,839	5,338,362
Inventories	6.8	6,934,086	8,204,776	2,223,061	2,769,348
Deferred income tax and social contribution		836,866	1,098,971	571,926	828,224
Taxes to recover or offset	6.9	2,175,245	1,688,351	1,017,300	871,365
Fair value derivatives		39,476	72,758	—	—
Advances to suppliers		976,014	825,473	862,056	745,015
Others		1,407,192	1,302,110	220,307	294,596

		42,286,729	41,039,151	16,684,706	20,120,739

Non-current assets
Related parties	6.7	99,362	51,051	1,980,584	329,385
Loans and financing		221,915	194,168	133,442	132,277
Prepaid expenses		216,445	478,344	—	—
Judicial deposits		2,021,490	1,940,809	1,320,668	1,316,458
Advances to energy suppliers		905,106	920,985	—	—
Deferred income tax and social contribution		—	—	702,020	707,593
Taxes to recover or offset	6.9	981,475	1,310,040	162,043	168,882
Fair value derivatives	6.24	1,295,763	481,069	922,899	268,562
Others		567,251	232,226	402,214	323,507

		6,308,807	5,608,692	5,623,870	3,246,664

Investments	6.11	4,519,180	2,399,799	87,127,148	84,791,579
Intangibles	6.12	10,366,480	10,199,050	8,098,507	7,933,305
Property, plant and equipment	6.13	111,824,376	111,097,194	41,799,711	40,924,525

		126,710,036	123,696,043	137,025,366	133,649,409

		175,305,572	170,343,886	159,333,942	157,016,812

Liabilities, and stockholders’ equity
Current liabilities
Payable to suppliers and contractors		3,719,892	3,893,496	2,340,763	2,243,596
Payroll and related charges		1,402,828	1,219,661	889,907	692,976
Current portion of long-term debt	6.14	3,657,833	1,397,378	674,630	611,928
Short-term debt	6.14	658,736	693,693	—	—
Related parties		38,567	4,276	6,537,483	6,231,077
Taxes, contributions and royalties		282,741	278,028	71,031	102,893
Provision for income tax		1,093,468	494,253	548,967	18,935
Pension Plan		220,062	226,258	103,572	98,401
Ferrovia Norte Sul subconcession		481,865	474,787	—	—
Fair value derivatives	6.24	52,102	117,322	—	—
Provision for asset retirement obligations	6.16	52,073	63,898	22,015	32,885
Proposed dividends and interest on stockholders’ equity	6.22	2,103,276	2,108,079	2,103,276	2,108,079
Acquisition subsidiary	6.4	1,311,950	—	1,311,950	—
Others		1,262,038	1,042,083	715,333	544,164

		16,337,431	12,013,212	15,318,927	12,684,934

Non-current

Pension Plan		3,304,867	3,331,289	450,766	478,672
Long-term debt	6.14	35,261,112	38,303,736	12,070,959	12,180,184
Related parties		118,411	241,203	27,247,674	30,782,311
Provisions for contingencies	6.15	2,964,857	2,979,229	1,679,739	1,687,811
Deferred income tax and social contribution		6,949,714	6,573,279	—	—
Social contribution		1,510,616	1,115,161	1,510,616	1,115,161
Fair value derivatives	6.24	199,547	20,732	—	—
Provision for asset retirement obligations	6.16	1,966,239	1,945,649	885,214	853,854
Others		4,928,625	4,782,881	3,004,735	2,674,502

		57,203,988	59,293,159	46,849,703	49,772,495

Minority interest		4,598,841	4,478,132	—	—

Stockholders’ equity
Paid-up capital	6.19	47,434,193	47,434,193	47,434,193	47,434,193
Transaction cost of capital increase		(160,771)	(160,771)	(160,771)	(160,771)
Resources linked to the future mandatory conversion in shares	6.20	4,587,011	3,063,833	4,587,011	3,063,833
Equity assessment adjust		30,298	117,321	30,298	117,321
Cumulative translation Adjustments		(2,271,433)	(436,472)	(2,271,433)	(436,472)
Revenue reserves		47,546,014	44,541,279	47,546,014	44,541,279

		97,165,312	94,559,383	97,165,312	94,559,383

		175,305,572	170,343,886	159,333,942	157,016,812

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
2- Statement Of Income

Period ended in	In thousands of reais

		Consolidated					Parent Company
		Accumulated					Accumulated
	Notes	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08	09/30/09	09/30/08
Operating revenues
Ore and metals		11,216,628	8,796,797	17,875,129	30,845,115	45,698,681	19,347,105	22,750,229
Sales of aluminum-related products		1,026,766	1,011,319	1,545,540	3,108,992	4,018,390	360,982	250,471
Transport services		791,463	714,857	1,033,619	2,116,802	2,752,479	932,799	1,561,782
Sales of steel products		135,770	107,113	366,950	412,798	1,044,348	—	—
Other products and services		411,821	373,399	565,442	1,280,749	1,306,301	298,283	316,326

		13,582,448	11,003,485	21,386,680	37,764,456	54,820,199	20,939,169	24,878,808
Value Added taxes		(374,419)	(311,981)	(688,679)	(949,083)	(1,662,162)	(599,554)	(1,217,996)

Net operating revenues		13,208,029	10,691,504	20,698,001	36,815,373	53,158,037	20,339,615	23,660,812

Cost of products and services
Ores and metals		(4,949,696)	(4,695,108)	(6,388,389)	(14,545,973)	(17,913,686)	(8,469,441)	(10,856,551)
Aluminum-related products		(1,017,784)	(1,103,845)	(1,050,151)	(3,173,012)	(2,773,997)	(395,167)	(278,141)
Transport services		(506,163)	(493,482)	(594,390)	(1,496,199)	(1,646,930)	(592,986)	(703,096)
Steel products		(122,845)	(104,189)	(309,231)	(381,080)	(898,825)	—	—
Other products and services		(366,029)	(294,784)	(299,622)	(924,428)	(811,305)	(218,891)	(129,456)

		(6,962,517)	(6,691,408)	(8,641,783)	(20,520,692)	(24,044,743)	(9,676,485)	(11,967,244)

Gross profit		6,245,512	4,000,096	12,056,218	16,294,681	29,113,294	10,663,130	11,693,568

Gross margin		47.3%	37.4%	58.2%	44.3%	54.8%	52.4%	49.4%

Operating expenses
Selling and Administrative	6.25	(577,020)	(513,643)	(670,546)	(1,665,153)	(1,901,939)	(833,849)	(942,892)
Research and development		(438,163)	(561,930)	(559,096)	(1,441,322)	(1,353,039)	(940,906)	(753,146)
Other operating expenses/income,net	6.25	(647,102)	(734,955)	(716,657)	(2,266,572)	(1,223,485)	(641,084)	(327,013)

		(1,662,285)	(1,810,528)	(1,946,299)	(5,373,047)	(4,478,463)	(2,415,839)	(2,023,051)

Operating profit before financial results, results of equity investments and impairment		4,583,227	2,189,568	10,109,919	10,921,634	24,634,831	8,247,291	9,670,517

Results of equity investments	6.11	30,262	50,021	48,682	93,733	163,171	(4,071,091)	13,946,591

Amortization of goodwill	6.12	—	—	(352,684)	—	(1,078,049)	—	(1,078,048)

		30,262	50,021	(304,002)	93,733	(914,878)	(4,071,091)	12,868,543

Financial results, net	6.23	198,918	2,574,281	(2,026,668)	2,411,943	(1,493,882)	9,195,207	(3,060,094)

Results on sale of assets	6.25	128,555	295,722	—	424,277	138,879	406,622	—

Income before income tax and social contribution		4,940,962	5,109,592	7,779,249	13,851,587	22,364,950	13,778,029	19,478,966
Income tax and social contribution	6.10	(1,839,712)	(3,533,597)	111,364	(6,131,291)	(3,129,701)	(6,157,173)	(639,505)

Current		(1,396,582)	(3,286,788)	(833,782)	(5,840,420)	(4,084,382)	(5,607,208)	(1,398,247)
Deferred charges		(443,130)	(246,809)	945,146	(290,871)	954,681	(549,965)	758,742
Minority interest		(97,949)	(109,343)	(137,558)	(99,440)	(395,788)	—	—

Net income for the period		3,003,301	1,466,652	7,753,055	7,620,856	18,839,461	7,620,856	18,839,461

Number of shares outstanding at the end of the period (in thousands) (a)		5,212,724	5,212,691	5,278,381	5,212,724	5,278,381	5,212,724	5,278,381

Net earnings per share outstanding at the end of the period (R$)		0.58	0.28	1.47	1.46	3.57	1.46	3.57

(a)	Includes 30,341,144 and 56,582,040 preferred and common shares, respectively, linked to issue of convertible notes, (see note 6.19).
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
3- Statement Of Changes In Stockholders’ Equity

Periods ended	In thousands of reais

				Resources linked to	Equity	Cumulative	Revenue reserves
			Transaction	mandatory	assessment	translation	Expansion/		Unrealized		Fiscal	Retained
	Notes	Paid-up capital	cost	conversion in shares	adjust	Adjustments	Investments	Treasury stock	income	Legal	incentives	earnings	Total
December 31, 2007		28,000,000	—	3,063,833	—	—	24,285,431	(790,224)	60,883	2,319,695	89,844	—	57,029,462

Net income for the year		—	—	—	—	—	—	—	—	—	—	21,279,629	21,279,629

Treasury stock		—	—	—	—	—	—	(1,658,266)	—	—	—	—	(1,658,266)

Cumulative translation Adjustments		—	—	—	—	5,982,074	—	—	—	—	—	—	5,982,074

Unrealized gain on available — for — sale securities		—	—	—	7,945	—	—	—	—	—	—	—	7,945

Capital increase	6.19	19,434,193	(160,771)	—	—	—	—	—	—	—	—	—	19,273,422

Stockholder’s remuneration proposed

Interim dividends		—	—	—	—	—	(580,124)	—	—	—	—	(225,462)	(805,586)

Stockholder’s remuneration payed		—	—	—	—	—	—	—	—	—	—	(4,834,040)	(4,834,040)

Appropriation to revenue reserves		—	—	—	—	—	15,178,507	—	(22,362)	1,063,982	—	(16,220,127)	—

December 31, 2008		47,434,193	(160,771)	3,063,833	7,945	5,982,074	38,883,814	(2,448,490)	38,521	3,383,677	89,844	—	96,274,640

Net income of the period		—	—	—	—	—	—	—	—	—	—	3,150,903	3,150,903

Treasury stock		—	—	—	—	—	—	(23,642)	—	—	—	—	(23,642)

Cumulative translation Adjustments		—	—	—	—	(1,012,286)	—	—	—	—	—	—	(1,012,286)

Unrealized result of market value		—	—	—	221,964	—	—	—	—	—	—	—	221,964

March 31, 2009		47,434,193	(160,771)	3,063,833	229,909	4,969,788	38,883,814	(2,472,132)	38,521	3,383,677	89,844	3,150,903	98,611,579

Net income of the period		—	—	—	—	—	—	—	—	—	—	1,466,652	1,466,652

Cumulative translation Adjustments		—	—	—	—	(5,406,260)	—	—	—	—	—		(5,406,260)

Unrealized result on available — for — sale securities		—	—	—	(112,588)	—	—	—	—	—	—		(112,588)

June 30, 2009		47,434,193	(160,771)	3,063,833	117,321	(436,472)	38,883,814	(2,472,132)	38,521	3,383,677	89,844	4,617,555	94,559,383

Net income of the period		—	—	—	—	—	—	—	—	—	—	3,003,301	3,003,301

Treasury stock	6.21	—	—	—	—	—	—	1,434	—	—	—	—	1,434

Resources linked to mandatory conversion in shares		—	—	1,523,178	—	—	—	—	—	—	—	—	1,523,178

Cumulative translation Adjustments		—	—	—	—	(1,834,961)	—	—	—	—	—	—	(1,834,961)

Unrealized result of market value		—	—	—	(87,023)	—	—	—	—	—	—	—	(87,023)

September 30, 2009		47,434,193	(160,771)	4,587,011	30,298	(2,271,433)	38,883,814	(2,470,698)	38,521	3,383,677	89,844	7,620,856	97,165,312

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
4- Statement Of Cash Flows

Period ended	In thousands of reais

	Consolidated					Parent Company
	Accumulated					Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08	09/30/09	09/30/08
Cash flows from operating activities:
Net income for the period	3,003,301	1,466,652	7,753,055	7,620,856	18,839,461	7,620,856	18,839,461
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(30,262)	(50,021)	304,002	(93,733)	914,878	4,071,091	(12,868,543)
Sale of assets	(128,555)	(295,722)	—	(424,277)	(138,879)	(406,622)	—
Depreciation, amortization and depletion	1,447,788	1,253,422	1,226,887	3,997,975	3,790,317	1,499,413	1,275,893
Deferred income tax and social contribution	443,130	246,809	(945,146)	290,871	(954,682)	549,965	(758,742)
Monetary and exchange rate variations on assets and liabilities, net	(1,156,733)	(4,007,311)	2,306,623	(4,802,628)	(1,255,016)	(8,723,890)	2,236,438
Minority interest	97,949	109,343	137,558	99,440	395,788	—	—
Disposal of property, plant and equipment	173,223	140,663	462,577	476,317	711,797	337,521	502,445
Net unrealized losses (gains) on derivatives	(610,618)	(1,677,669)	1,194,914	(2,282,105)	361,756	(2,001,749)	652,951
Dividends/interest on stockholders’ equity received	—	21,318	15,228	21,318	38,094	293,817	723,621
Others	138,166	(145,090)	143,817	(50,405)	175,450	(10,667)	82,758

	3,377,389	(2,937,606)	12,599,515	4,853,629	22,878,964	3,229,735	10,686,282

Decrease (increase) in assets:
Accounts receivable	(529,089)	1,243,549	(2,924,362)	1,721,651	(3,882,350)	3,912,881	(3,851,208)
Inventories	1,216,407	1,230,727	(1,195,184)	2,951,592	(1,300,659)	698,936	(157,644)
Advances to energy suppliers	—	—	15,880	15,879	47,638	—	—
Taxes to Recover or	(2,743,228)	2,577,021	81,048	(331,011)	(131,412)	2,081,476	(679,461)
Others	3,858	(402,417)	(82,509)	(656,930)	(22,488)	234,532	266,194

	(2,052,052)	4,648,880	(4,105,127)	3,701,181	(5,289,271)	6,927,825	(4,422,119)

Increase (decrease) in liabilities:
Suppliers and contractors	(243,186)	(455,329)	591,468	(1,426,540)	749,559	195,374	664,500
Payroll and related charges	192,117	82,107	230,069	(67,180)	50,176	9,269	109,070
Taxes and contributions	1,139,115	(422,690)	9,051	1,028,632	172,128	1,257,908	148,891
Others	239,337	668,570	200,298	759,934	(403,566)	777,228	(634,955)

	1,327,383	(127,342)	1,030,886	294,846	568,297	2,239,779	287,506

Net cash provided by operating activities	2,652,720	1,583,932	9,525,274	8,849,656	18,157,990	12,397,339	6,551,669

Cash flows from investing activities:
Short term investments	(2,255,252)	1,593,198	(1,213,430)	(2,716,256)	(1,213,430)	—	(1,213,430)
Loans and advances receivable	(337,137)	(591,957)	(33,780)	(994,478)	(23,934)	(31,935)	(249,260)
Guarantees and deposits	(53,430)	(59,388)	(50,098)	(164,546)	(128,595)	(103,794)	(99,819)
Additions to investments	(601,057)	(622,555)	(146,660)	(1,389,689)	(178,984)	(6,581,411)	(749,067)
Additions to property, plant and equipment	(3,364,308)	(4,165,787)	(2,965,066)	(11,212,848)	(9,692,610)	(5,157,284)	(4,279,644)
Proceeds from disposal of property, plant and equipment/investments	304,860	602,683	—	907,543	370,501	602,683	—
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	(1,451,634)	(660,420)	—	(4,245,775)	—	—	—

Net cash used in investing activities	(7,757,958)	(3,904,226)	(4,409,034)	(19,816,049)	(10,867,052)	(11,271,741)	(6,591,220)

Cash flows from (used in) financing activities:
Short-term debt additions	2,126,969	695,738	205,334	3,178,808	2,539,515	56,817	3,153,575
Short-term debt repayments	(1,363,170)	(1,102,714)	(187,299)	(2,867,603)	(2,356,945)	(4,711,339)	(3,363,833)
Long-term debt	2,068,878	802,672	147,536	3,412,486	3,117,522	1,276,710	3,422,255
Issue of convertible notes, in common share’s	577,056	—	—	577,056	—	—	—
Issue of convertible notes, in preferred share’s	1,281,035	—	—	1,281,035	—	—	—
Repayments:
Related parties	—	—	—	—	—	(120,416)	—
Financial institutions	(264,045)	(184,364)	(260,740)	(689,676)	(1,543,090)	(406,341)	(1,323,825)
Interest on stockholders’ equity paid to stockholders and dividends	—	(2,734,500)	—	(2,734,500)	(2,248,245)	(2,734,500)	(2,109,750)
Capital increase	—	—	19,273,422	—	19,273,422	—	19,273,422
Treasury stock	1,434	—	4	(22,208)	10	(22,208)	10

Net cash provided by (used in) financing activities	4,428,157	(2,523,168)	19,178,257	2,135,398	18,782,189	(6,661,277)	19,051,854

Increase (decrease) in cash and cash equivalents	(677,081)	(4,843,462)	24,294,497	(8,830,995)	26,073,127	(5,535,679)	19,012,303
Cash and cash equivalents, beginning of the period	16,332,857	21,319,996	3,746,385	24,639,245	2,127,909	6,712,705	120,188
Effects of exchange rates in cash and equivalents	(95,180)	(143,677)	343,753	(247,654)	183,599	—	—
Initial cash in new consolidated subsidiary	—	—	—	—	—	—	27,563

Cash and cash equivalents, end of the period	15,560,596	16,332,857	28,384,635	15,560,596	28,384,635	1,177,026	19,160,054

Cash paid during the period for:
Short-term interest	(27,890)	(23,554)	(6,886)	(87,238)	(66,011)	(108,045)	(93,620)
Long-term interest	(462,596)	(653,897)	(498,135)	(1,763,626)	(1,576,730)	(1,770,525)	(1,906,367)
Income tax and social contribution	(276,230)	(282,770)	(2,124,844)	(894,254)	(5,406,818)	(217,065)	(1,707,112)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(90,143)	(57,176)	(235,411)	(281,678)	(275,576)	(10,617)	(175,787)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(291,950)	(271,173)
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
5- Statement Of Value Added

Period ended	In thousands of reais

	Consolidated		Parent Company
	09/30/09	09/30/08	09/30/09	09/30/08
Generation of Value Added
Gross revenue
Revenue from products and services	37,774,919	54,855,693	20,945,442	24,901,594
Revenue for the construction of own assets	8,321,656	8,918,083	4,885,567	6,930,132
Allowance for doubtful accounts	(10,463)	(35,494)	(6,273)	(22,786)

Less: Acquisition of products	(888,062)	(2,141,981)	(191,069)	(1,318,965)
Outsourced services	(4,861,705)	(4,188,206)	(1,865,700)	(2,931,633)
Materials	(13,241,594)	(15,925,879)	(8,229,215)	(9,899,601)
Fuel oil and gas	(2,011,291)	(2,821,543)	(814,000)	(1,128,347)
Energy	(1,277,608)	(1,504,449)	(508,295)	(455,591)
Other costs	(4,774,682)	(4,091,730)	(2,994,417)	(3,082,904)

Gross Value Added	19,031,170	33,064,494	11,222,040	12,991,899

Depreciation, amortization and depletion	(3,997,975)	(3,790,317)	(1,499,413)	(1,275,893)

Net Value Added	15,033,195	29,274,177	9,722,627	11,716,006

Received from third parties

Financial revenue	740,145	634,653	532,077	564,628
Results of equity investment	93,733	(914,878)	(4,071,091)	12,868,543

Total Value Added to be distributed	15,867,073	28,993,952	6,183,613	25,149,177

Personnel	3,728,670	3,500,027	1,721,878	1,662,162
Taxes, rates and contribution	6,101,442	3,458,619	6,415,731	1,022,832
Remuneration on third partiy capital	2,368,828	2,464,296	2,422,807	2,526,961
Indexation and exchange rate	(4,052,163)	335,761	(11,997,659)	1,097,761
Stockholders’ remuneration
Stockholders	7,620,856	18,839,461	7,620,856	18,839,461
Minority interest	99,440	395,788	—	—

Distribution of Value Added	15,867,073	28,993,952	6,183,613	25,149,177

(A free translation from the original in Portuguese, adopted in Brazil accounting practices)
6- Notes To The Quarterly Information As Of And For The Period Ended At September 30, 2009 And 2008
(In thousands of Brazilian reais, except as otherwise stated)
6.1- Operations
Vale S.A. formerly denominated Companhia Vale do Rio Doce, (Vale, the Company) is a publicly company whose predominant activities are mining, processing and sales of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, also operates in nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, and aluminum-related products.
6.2- Summary of Significant Accounting Policies and Presentation of Interim Quarterly Information
The unaudited Interim Financial Information have been prepared in conformity with the accounting practices adopted in Brazil, based on Corporate law, (as amended by Law 11.638), Law 11.941, as well as the rules and guidelines issued by Brazilian Securities Commission — CVM, which special review were done by our auditors according the rules established by Independent Auditors Institute of Brazil — IBRACON, together with Accounting Federal Council — CFC. These informations followed the principles, methods and criteria that are uniform to those adopted in the prior year ended December 31, 2008, except with regard to the goodwill amortization, and consequently, should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2008.
According to CPC 13 — First-time adoption of Law 11.638 and Law 11.941, the goodwill on expected future results resulting from the acquisition of other company is no longer amortized as from 2009 and therefore is no longer presented in the line item “goodwill amortization” in the statement of income. In 3Q08 the amount recorded was R$ 352,684 (R$ 1,078,049 in the nine-month period ended in September 30, 2008).
In preparing the interim financial statements it is, required to use estimates to account for certain assets, liabilities, and transactions. Therefore the Company’s interim financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates.
The rights and obligations in foreign currencies are stated according to prevailing exchange rates at the time of the financial statements, and US$ 1.00 is equivalent to R$ 1.7781 on September 30, 2009 (US$ 1.00 is equivalent to R$ 1.9143 on September 30, 2008), for monetary items. For non-monetary items stated at cost, applies the exchange rate at the date of the transaction or the average monthly exchange rate, and for non-monetary items stated at fair value applies the exchange rate at the date of determining the value. Rights and obligations in the domestic currency, when applicable, are adjusted for inflation according to contractual terms.
The effects of adjustments required by new accounting practices, recognized and presented entirely in one column in the 2008 annual financial statements, were reclassified in the quarters of 2008 with objective to be comparable with respective information of 2009.
The effects of adjustments in the comparative periods resulting from the adoption of CPC 02 - Effects of changes in exchanges rates and currency translation of financial statements was a decrease in 3Q08 of R$ 4,680,332 (R$ 419,807) in parent company reflected in investments in subsidiaries and in the consolidated a decrease in 3Q08 of R$ 1,341,430 (R$ 559,715), reflected in investments in subsidiaries and a decrease of R$ 3,338,902 in the 3Q08 (R$ 139,908), reflected in financial income.
As supplemental information to the interim financial statements, the Company presents the calculation of income before financial income, results of equity investments, income tax and social contribution, depreciation, amortization and depletion — LAJIDA (EBITDA).Although it, does not provide a measure of operating cash flow according to accounting practices adopted in Brazil, it is often used by financial analysts in evaluating business, and the Company’s Management uses this indicator to measure operating performance.
The Company has performed and evaluation of subsequent events through October 28, 2009 which is the date of the financial statements.
6.3- Consolidation Principles and Practices
The consolidated interim financial statements reflect the balances of assets, liabilities and shareholders equity as of September 30, 2009 and June 30, 2009 and operations of quarterly periods ended on September 30, 2009, June 30, 2009 and September 30, 2008 of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies. Overseas operations are translated into the reporting currency for the Brazilian financial statements in Brazil to record equity investments, full or proportionate consolidation of financial statements.

Vale’s participation in hydroelectric projects is made through consortium agreements under which the Company’s share in assets and liabilities of the business is proportional to its share in the generated power. The Company does not have joint responsibility for any liability. Since there is no legal entity related to the project, there are no separate financial statements, income tax return, net income or stockholder’s equity. Brazilian legislation clearly provides that there is no separate entity under a consortium agreement. Accordingly, the Company recognizes its proportional share of costs and its undivided share in assets related to hydroelectric projects.
6.4- Acquisitions and Divestments
(a) Mineração Corumbá Reunidas S.A.
In January 2009, the Company entered into a purchase and sale agreement with Rio Tinto PLC to acquire iron ore assets (Brazil) for US$750,000. This acquisition was concluded on September 2009 in the amount of R$ 1,472,971 (including working capital change of the period payment) and was approved by the Administrative Council for Economic Defense — CADE. The difference between the acquisition price and the equity in the amount of R$ 1,017,934 was, preliminary, allocated as follows: R$ 788,308 to PP&E based on the difference between the market values of assets and the net book values and R$ 229,626 to goodwill. All these preliminary allocations were based on internal management research and are subject to revision.
(b) Diamond Coal Ltd.
In March 2009, the Company acquired from Cement Argos the company Diamond Coal Ltd., which owns thermal coal assets in Colombia by R$ 694,560. The difference between the acquisition price and the equity in the amount of R$ 474,544 was, preliminary, fully allocated to PP&E based on the difference between the market values of assets and the net book values. All these preliminary allocations were based on internal management research and are subject to revision.
(c) Green Mineral Resources
In February 2009, the acquisition of Green Mineral Resources, company owner of mineral rights of Project Regina (Canada) and Project Colorado (Argentina) from Rio Tinto, was concluded by the amount of R$ 1,994,695. The difference between the acquisition price and the equity in the amount of R$ 1,744,589 was, preliminary, fully allocated to PP&E based on the difference between the market values of assets and the net book values. All these preliminary allocations were based on internal management research and are subject to revision.
(d) Other transactions
In September 2009, Vale concluded an agreement with ThyssenKrupp Steel AG to increase its stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) to 26.87%, from the current 10% interest, through a capital increase of R$ 2,532,064. The Company still has to pay R$ 1,311,950.
In July 2009, Vale signed an agreement which envolves the sale of some forest assets, totaling 84,7 thousand including preservation areas and eucalyptus plantation in Maranhão, per R$ 235 million, registering a gain of R$ 110,899 (see note 6.25).
In April 2009, the Company sold its remaining interest in Usiminas for R$ 594,775 obtaining a gain of R$ 287,814.
In March 2009, 50% of Teal Minerals Incorporated, Joint Venture with African Rainbow Minerals Limited, was acquired by R$ 138,792. The difference between the acquisition price and the equity in the amount of R$ 254,095 was, preliminary, fully allocated to PP&E based on the difference between the market values of assets and the net book values. All these preliminary allocations were based on internal management research and are subject to revision.
In February 2008, the Company sold its interests of 4.83% in common shares of Jubilee Mines N.L., held by Vale Inco, by R$ 231,788 obtaining a gain of R$ 138,879 (see note 6.25).

6.5- Cash and Cash Equivalents

	Consolidated		Parent Company
	09/30/09	06/30/09	09/30/09	06/30/09
Cash and bank accounts	1,018,756	1,056,746	31,025	51,781
Short-term investment	14,541,840	15,276,111	1,146,001	1,825,909

	15,560,596	16,332,857	1,177,026	1,877,690

All the above mentioned short term investments are done through the use of low risk fixed income securities, particularly denominated in Brazilian reais indexed to the CDI rate, and others denominated in US dollars comprised of time deposits.
6.6- Short-Term Investments

	Consolidated
	09/30/09	06/30/09

Time deposit (*)	8,110,052	5,854,800

(*)	Represent application with due date over 90 days.
6.7- Related Parties
In the Company’s normal course of business, it enters into transactions with related parties regarding the sale and purchase of products and services, including the leasing of assets, loans under normal market conditions, marketing of raw material and rail transport services.
The balances of related parties operations, and its effects in the quarterly information’s, can be identified as follows:

	Consolidated
	Assets
	09/30/09		06/30/09
	Customers	Related party	Customers	Related party
Baovale Mineração S. A	4,577	1,580	14,653	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	398	211	537	214
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	13,859	88	479	130
Companhia Italo-Brasileira de Pelotização — ITABRASCO	1,090	—	1,052	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	289	—	—	1,130
Korea Nickel Corporation	19,636	—	22,500	—
Minas da Serra Geral S.A.	2		—	—
Mineração Rio do Norte S.A.	250	16	192	18
MRS Logistica S.A.	940	359	585	41,262
Potassio Rio Colorado AS	—	59,975	—	39,655
Samarco Mineração S.A.	761	33,062	1,931	25,535
Teal Minerals Incorporated	—	144,010	—	40,361
Others	32, 236	120	32,223	1,473

Total	74,038	239,421	74,152	149,778

Registered as:
Current	74, 038	140,059	74,152	98,727
Non-current	—	99,362	—	51,051

	74,038	239,421	74,152	149,778

	Consolidated
	Liabilities
	09/30/09		06/30/09
	Suppliers	Related party	Suppliers	Related party
Baovale Mineração S.A.	18,330	—	27,331	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	37,942	1,912	40,094	3,060
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	19,233	43	—	2,268
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	8,756	—	10,588	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	40,829	9,518	34,646	14,381
Log-in S.A.	—	—	—	—
Minas da Serra Geral	5,378	14,775	2,689	15,836
Mineração Rio do Norte S.A.	15,927	—	20,453	—
MRS Logistica S.A.	252,900	124,638	129,384	206,666
Samarco Mineração S.A.	24	—	—	—
Others	40,510	6,092	25,836	3,268

Total	439,829	156,978	291,021	245,479

Registered as:
Current	439,829	38,567	291,021	4,276
Non-current	—	118,411	—	241,203

	439,829	156,978	291,021	245,479

	Parent Company
	Assets
	09/30/09		06/30/09
	Customers	Related party	Customers	Related party
ALUNORTE — Alumina do Norte do Brasil S.A.	42,972	61,823	46,493	87,031
Baovale Mineração S.A.	9,154	3,160	29,305	3,160
Companhia Portuária Baía de Sepetiba — CPBS	1,261	4,359	830	86,913
CVRD OVERSE AS Ltd.	80,542	178	132,026	195
Ferrovia Centro — Atlântica S.A.	80,180	54,621	61,142	56,533
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	792	421	1,069	427
Mineraç ões Brasileiras Reunidas S .A . — MBR	6,049	694,783	—	694,606
MRS Logistica S.A.	1,256	21,720	877	35,331
Companhia Nipo-B rasileira de Pelotização — NIBRASCO	—	—	—	2,307
Salobo Metais S.A.	1,913	233,555	2,629	233,555
Samarco Mineração S.A.	1,523	293,021	3,861	278,767
Vale International S.A.	4,743,640	5,051,420	6,646,430	3,712,587
Vale Manganês S.A.	7,489	—	9,013	179,309
Others	154,535	260,362	138,339	297,026

Total	5,131,306	6,679,423	7,072,014	5,667,747

Registered as:
Current	5,131,306	4,698,839	7,072,014	5,338,362
Non-current	—	1,980,584	—	329,385

	5,131,306	6,679,423	7,072,014	5,667,747

	Parent Company
	Liabilities
	09/30/09		06/30/09
	Suppliers	Related party	Suppliers	Related party
ALUNORTE — Alumina do Nortedo Brasil S.A.	15,997	—	14,777	—
Baovale Mineração S.A.	36,660	—	54,663	—
Companhia Portuária Baía de Sepetiba — CPBS	89,737	2,313	96,726	135
CVRD OVERSEAS Ltd.	4	526,597	4	605,397
Ferrovia Centro — Atlântica S.A.	13,698	1,546	9,968	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	75,884	—	80,188	2,292
Minerações Brasileiras Reunidas S.A. — MBR	87,124	—	56,132	—
MRS Logistica S.A.	368,498	—	302,505	—
Companhia Nipo-Brasileirade Pelotização —NIBRASCO	83,325	21,199	70,707	20,412
Salobo Metais S.A.	7,000	—	—	—
Vale International S.A.	29,284	32,847,909	32,132	36,337,758
Vale Manganês S.A.	—	340,699	—	11
Samarco Mineração S.A.	48	—	—	—
Others	92,618	44,894	89,559	47,383

Total	899,877	33,785,157	807,361	37,013,388

Registered as:
Current	899,877	6,537,483	807,361	6,231,077
Non-current	—	27,247,674	—	30,782,311

	899,877	33,785,157	807,361	37,013,388

	Consolidated
	Income			Expense / Cost			Financial
	3Q/09	2Q/09	3Q/08	3Q/09	2Q/09	3Q/08	3Q/09	2Q/09	3Q/08
Baovale Mineração S.A.	—	3,054	—	4,583	4,584	4,124	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	2,905	—	—	63,511	(148)	(263)	(60)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	17,364	4,146	83,231	17,679	492	138,579	1,848	40	(432)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	92,836	4,756	97	59,915	(1,570)	(110)	5,351
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	64	15,236	8,863	6,819	90,242	(69)	2,588	2,253
Log-in S.A.	254	13,691	8,550	—	—	—	—	382	(466)
Mineração Rio do Norte S.A.	16	—	31	55,058	65,018	65,613	53	(105)	(310)
MRS Logistica S.A.	4,060	2,988	1,252	150,529	140,479	191,559	(26,091)	—	—
Samarco Mineração S.A.	20,868	14,049	64,369	—	—	—	(31)	(61)	46
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	—	408,617	—	—	—	—	—	—
Others	1,116	—	22,416	5,832	2,024	6,649	1,319	20,471	(20,576)

	43,678	37,992	699,443	247,300	219,513	620,192	(24,689)	22,942	(14,194)

	Consolidated
	Income		Expense / Cost		Financial
	09/30/09	09/30/08	09/30/09	09/30/08	09/30/09	09/30/08
Baovale Mineração S.A.	3,054	—	13,751	12,371	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	85,313	—	—	(786)	(1,294)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	26,136	235,772	19,386	376,537	(9)	1,246
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	177,439	11,729	183,089	(2,236)	4,747
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	64	107,026	34,202	335,634	(521)	1,652
Log-in S.A.	13,945	20,542	—	197	382	(316)
Mineração Rio do Norte S.A.	16	31	191,530	179,051	92	(259)
MRS Logistica S.A.	9,336	8,060	388,281	507,932	(26,091)	—
Samarco Mineração S.A.	50,435	171,231	—	—	(96)	23
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	108,982	906,075	—	—	—	674
Others	9,031	30,017	32,698	36,881	(180)	(21,236)

	220,999	1,741,506	691,577	1,631,692	(29,445)	(14,763)

	Parent Company
	Income		Expense / Cost		Financial
	09/30/09	09/30/08	09/30/09	09/30/08	09/30/09	09/30/08
ALBRAS — Alumínio Brasileiro S.A.	90,738	7,781	—	—	—	65
ALUNORTE — Alumina do Norte do Brasil S.A.	282,188	209,420	90,092	37,967	(20,811)	10,711
Baovale Mineração S.A.	5,264	—	27,502	24,741	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	175,416	66,031	331,712	(1,572)	(2,588)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	56,293	509,185	39,475	503,290	(3,274)	2,537
Companhia Italo-Brasileira de Pelotização — ITABRASCO	—	390,517	23,883	190,015	(1,283)	9,667
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	221,602	69,801	551,814	57,069	3,371
Companhia Portuária Baia de Sepetiba — CPBS	—	—	206,139	253,886	(6,609)	(10,890)
CVRD Overseas Ltd.	1,859,608	2,424,955	—	—	123,717	(6,178)
Ferrovia Centro — Atlântica S.A.	149,916	165,117	6,524	46,847	3,454	(6,196)
MRS Logistica S.A.	13,477	31,487	663,729	868,259	—	—
Samarco Mineração S.A.	100,870	342,461	—	—	(193)	47
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	89,381	792,565	—	—	—	—
Vale Energia S.A.	—	—	134,753	67,669	—	267
Vale International S.A.	15,029,189	14,669,380	—	—	7,863,582	(3,526,255)
Vale Manganês S.A.	45,582	65,292	—	—	(1,440)	(10,315)
Others	1,178	106,489	16,138	27,704	3,192	(14,989)

	17,723,684	20,111,667	1,344,067	2,903,904	8,015,832	(3,550,746)

(*)	Investment disposed in April 2009.
Additionally the Company has outstanding balances with Banco Nacional de Desenvolvimento Social and BNDES Participações S.A. in the amounts of R$ 2,424,132 and R$ 750,756 respectively at September 30, 2009, related to loans with charges at market interest rates, which major maturity at September, 2029. These amounts are booked as loans and financing.
Vale also has short-term investments with Bradesco in the amount of R$ 87,891 at September 30, 2009.

09/30/09
Remuneration of key management personnel

Short-term benefits to managements	36,330
Other long-term benefits to managements	8,207

Total	44,537

6.8- Inventories

	Consolidated		Parent Company
	09/30/09	06/30/09	09/30/09	06/30/09
Finished products
• Nickel, co-products and sub products Inco	2,137,396	2,825,766	55,808	53,263
• Iron ore and pellets	1,635,539	1,689,445	1,176,998	1,521,470
• Manganese and ferroalloys	265,294	324,688	—	—
• Aluminum products	306,338	270,852	4,252	5,983
• Kaolin	71,846	69,191	—	—
• Coal	92,749	110,318	—	—
• Copper Concentrate	56,780	60,483	32,309	36,012
• Steel products	31,847	34,203	—	—
• Others	82,491	282,341	47,382	31,732

	4,680,280	5,667,287	1,316,749	1,648,460

Spare parts and maintenance supplies	2,253,806	2,537,489	906,312	1,120,888

	6,934,086	8,204,776	2,223,061	2,769,348

6.9- Recoverable Taxes

	Consolidated		Parent Company
	09/30/09	06/30/09	09/30/09	06/30/09
Income tax	870,241	972,531	—	50,377
Value-added tax — ICMS	647,510	716,437	493,219	530,427
PIS and COFINS (*)	1,502,820	1,182,679	654,593	400,159
Others	136,149	126,744	31,531	59,284

Total	3,156,720	2,998,391	1,179,343	1,040,247

Current	2,175,245	1,688,351	1,017,300	871,365
Non-current	981,475	1,310,040	162,043	168,882

	3,156,720	2,998,391	1,179,343	1,040,247

(*)	The variation is mentioned taken it of credit in the acquisition of classified materials as “parts and pieces”.

6.10- Income Tax and Social Contribution
Income taxes in Brazil comprise the taxation on income and the social contribution on profit. The statutory effective rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rate varies from 1.67% to 40%.
The amounts of income tax and social contribution recognized in income for the period are presented as follows:

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08	09/30/09	09/30/08
Income before income tax and social contribution	4,940,962	5,109,592	7,779,249	13,851,587	22,364,950	13,778,029	19,478,966
Results of equity investment e amortização de ágio	(30,262)	(50,021)	304,002	(93,733)	914,878	4,071,091	(12,868,543)
Exchange variation — Not taxable	1,457,641	6,822,356	(3,642,182)	9,711,291	(1,677,109)	—	—

	6,368,341	11,881,927	4,441,069	23,469,145	21,602,719	17,849,120	6,610,423

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(2,165,236)	(4,039,855)	(1,509,963)	(7,979,509)	(7,344,924)	(6,068,701)	(2,247,544)

Adjustments that affects the basis of taxes:

Income tax benefit from interest on stockholders’ equity	—	—	286,675	—	868,960	—	868,960
Fiscal incentives	62,116	129,218	44,729	254,806	251,430	168,696	90,516
Results of overseas companies taxed by different rates which difference than the parent company rate	273,062	361,304	1,239,923	1,356,309	3,063,996	—	—
Others	(9,654)	15,736	50,000	237,103	30,837	(257,168)	648,563

Income tax and social contribution	(1,839,712)	(3,533,597)	111,364	(6,131,291)	(3,129,701)	(6,157,173)	(639,505)

Vale has tax incentives related to its manganese, copper, alumina, aluminium and kaolin operations in the state of Pará, kaolin operation in the state of Amapá and potash in the state of Sergipe. Tax incentives related to manganese comprise partial exemption up to 2013. Tax incentives related to alumina and potash comprise full exemption of income tax on production levels defined up to 2009 and 2013, respectively, while the partial tax exemption of incentives related to aluminum and kaolin expires in 2013. An amount equal to the tax savings shall be recognized in a reserve account in shareholders’ equity and may not be paid as dividends.
Vale also has tax incentives related to Goro, in New Caledonia (Goro). These tax incentives include temporary full exemption of income tax during the construction phase of the project and also for a 15-year period beginning in the first year of commercial production, as defined by the applicable law, followed by a 5-year period with 50% of temporary tax incentives. Besides the, Goro Project also qualifies for certain exemptions of indirect taxes such as import tax during the construction phase and during all the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier phase out in case the project achieves a specified cumulative rate of return. We are subject to taxation on part of the income commencing in the first year in which commercial production is achieved, as defined by the applicable law. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation.
Vale is subject to examination by tax authorities for up to five years regarding its operations in Brazil, ten years for Indonesia, and five or six years for operations in Canada, according to the cantonal, except for Newfoundland which has no limit.
Brazilian tax loss carry-forwards have no expiration date though offset is restricted to 30% of annual end quarter taxable income.

6.11- Investments

			Equity Results
	Investments		Quarter			Accumulated
	09/30/09	06/30/09	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Investments carried at market value (a)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (b)	—	—	—	17,483	15,168	17,483	32,693
Mirabela Nickel Ltd	30,478	46,575	—	—	—	—	—
Hudbay Minerals Inc.	—	44,178	—	—	—	—	—
Heron Resources Inc	9,908	6,306	—	—	—	—	—
Others	20,180	32,729	—	—	—	—	—

	60,566	129,788	—	17,483	15,168	17,483	32,693

Investments valued by equity method of accounting
Henan Longyu Energy Resources Co. Ltd.	411,541	417,157	32,551	40,456	35,778	115,365	110,294
Korea Nickel Corp.	15,108	41,319	—	(3,316)	—	—	—
Log-In — Logistica Intermodal S/A.	217,713	217,713	—	(1,051)	470	3,749	18,107
Shandong Yankuang International Company Ltd	(5,528)	(1,168)	(3,145)	(8,872)	(3,338)	(28,005)	(302)
ThyssenKrupp CSA — Cia Siderúrgica do Âtlantico (c)	3,557,541	1,331,214	—	—	—	—	—
Vale Soluções em Energia	172,243	172,243	—	—	—	—	—
Zhuhai YPM Pellet e Co.,Ltd.	21,756	20,712	1,651	5,962	—	(2,275)	—
Others	68,240	70,821	(795)	(641)	604	(12,584)	2,379

	4,458,614	2,270,011	30,262	32,538	33,514	76,250	130,478

	4,519,180	2,399,799	30,262	50,021	48,682	93,733	163,171

(a)	investments measured at market value, or equivalent, with impact in the unrealized results of market value line inside shareholders’ equity.

(b)	Investments disposed in 2009. The amount R$ 17.483 in 2T09 refers to dividends received.

(c)	Investment evaluated the market until set/09.
6.12- Intangible

	Consolidated
			Goodwill
	Intangible		amortization (*)
	09/30/09	06/30/09	3Q/08
Intangible by segment

Iron ore and pellets
Goodwill of Minerações Brasileiras Reunidas — MBR (Includes goodwill Caemi) (b)	4,060,415	4,060,415	(138,612)
Mineração Corumbá Reunidas S/A	229,627	—	—
Goodwill other companies (a, b)	4,605	5,645	(829)

	4,294,647	4,066,060	(139,441)

Nickel
Goodwill of Inco Limited (a, b, d)	2,958,932	3,015,506	(212,143)

Coal
Goodwill of Vale Australia (a, b)	167,440	168,292	(1,100)

Total goodwill	7,421,019	7,249,858	(352,684)

			End amortization
Other rights

Right of use of the actions of the EBM	660,711	666,670	May 2037
Subconcessão — Ferrovia Norte Sul — FNS	1,659,109	1,653,491	December 2037
Other rights Vale Inco	608,864	612,254	September 2046
Other	16,777	16,777

Total Other rights	2,945,461	2,949,192

Total Intangible	10,366,480	10,199,050

Intangible not recorded at the parent company	(2,267,973)	(2,265,745)

Total parent company	8,098,507	7,933,305

(a)	Goodwill not recorded in the parent company; and

(b)	Goodwii ll paid by future profitability expectancy

(*)	The amortization of goodwill was ceased in december 2008 (see note 6.2)
The main changes in intangibles caption during the quarter ended in September 30, 2009, which changed the balance of R$ 10,199,050 as of June 30, 2009 to R$ 10,366,480 as of September 30,2009, are as follows: decrease of amortization in the amount of R$ 9,710, decrease of translation adjustment in the amount of R$ 61,857, increase of exchange monetary variation by R$ 9,370 and increase in goodwill of R$229,627.

6.13- Property, Plant and Equipment

		Consolidated				Parent Company
	Average	09/30/09			06/30/09	09/30/09			06/30/09
	depreciation		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Lands	—	512,713	—	512,713	496,759	291,023	—	291,023	279,027
Buildings	3.63%	9,140,350	(2,313,445)	6,826,905	7,035,784	3,733,355	(987,158)	2,746,197	2,695,582
Installations	3.73%	30,377,695	(10,038,383)	20,339,312	19,833,747	14,106,894	(4,361,237)	9,745,657	9,648,660
Equipment	7.34%	14,728,379	(4,759,240)	9,969,139	10,137,898	5,386,566	(1,870,623)	3,515,943	3,248,591
Information technology equipment	20.00%	2,204,479	(1,351,917)	852,562	894,060	1,789,254	(1,106,692)	682,562	698,678
Railroads	3.09%	12,944,319	(4,546,969)	8,397,350	7,890,652	10,995,759	(4,021,011)	6,974,748	6,557,971

Mineral rights	3.26%	29,833,894	(3,938,351)	25,895,543	23,378,733	1,876,021	(382,422)	1,493,599	1,585,786

Others	7.27%	11,373,702	(2,760,101)	8,613,601	10,869,554	3,300,162	(1,605,529)	1,694,633	1,679,647

		111,115,531	(29,708,406)	81,407,125	80,537,187	41,479,034	(14,334,672)	27,144,362	26,393,942
Construction in progress		30,417,251	—	30,417,251	30,560,007	14,655,349	—	14,655,349	14,530,583

Total		141,532,782	(29,708,406)	111,824,376	111,097,194	56,134,383	(14,334,672)	41,799,711	40,924,525

6.14- Loans and Financing
Current

	Consolidated		Parent Company
	09/30/09	06/30/09	09/30/09	06/30/09

Trade finance	503,731	548,277	—	—
Working capital	155,005	145,416	—	—

	658,736	693,693	—	—

Refers to short-term financing for export, denominated in US dollars, with average annual interest rate of 2.24%.
Non-current

	Consolidated				Parent Company
	Current liabilities		Non-current		Current liabilities		Non-current
	09/30/09	06/30/09	09/30/09	06/30/09	09/30/09	06/30/09	09/30/09	06/30/09
Foreign operations

Loans and financing in:
U.S. dollars	2,731,159	562,086	8,895,148	12,559,108	284,622	312,393	516,425	717,341
Other currencies	42,880	49,189	375,902	360,668	6,220	6,552	9,295	9,791
Notes in U.S. dollars	—	—	13,346,726	12,687,035	—	—	—	—
Export securitization (*)	101,165	109,892	190,440	237,219	—	—	—	—
Perpetual notes	—	—	148,279	162,748	—	—	—	—
Accrued charges	365,124	350,385	—	—	2,768	10,969	—	—

	3,240,328	1,071,552	22,956,495	26,006,778	293,610	329,914	525,720	727,132

Local operations

Indexed by TJLP, TR, IGP-M and CDI	137,779	145,105	5,594,095	5,451,570	101,294	101,293	5,338,366	5,176,518
Basket of currencies	2,502	2,746	5,838	7,094	2,502	2,746	5,838	7,094
Loans in U.S. dollars	—	—	701,035	837,718	—	—	701,035	769,440
Non-convertible debentures	—	—	6,003,649	6,000,576	—	—	5,500,000	5,500,000
Accrued charges	277,224	177,975	—	—	277,224	177,975	—	—

	417,505	325,826	12,304,617	12,296,958	381,020	282,014	11,545,239	11,453,052

	3,657,833	1,397,378	35,261,112	38,303,736	674,630	611,928	12,070,959	12,180,184

(*)	Debt securities collateralized by future receivables arising from certain exports sales.

The long-term portion as of September 30, 2009 matures as follows:

	Consolidated		Parent Company
2010	1,837,014	5%	1,579,988	13%
2011	5,158,388	15%	280,774	2%
2012	2,364,462	7%	325,168	3%
2013	5,861,940	17%	4,303,412	36%
2014 onwards	19,387,380	55%	5,581,617	46%
No due date (Perpetual notes and non-convertible debentures)	651,928	1%	—	0%

	35,261,112	100%	12,070,959	100%

As of September 30, 2009, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	11,493,426	1,510,045
3.1% to 5%	178,414	2,362
5.1% to 7%(*)	13,334,301	765,589
7.1% to 9%(*)	9,991,684	6,886,791
9.1% to 11%	1,737,274	1,549,319
Over 11% (*)	2,031,483	2,031,483
Variable (Perpetual notes)	152,363	—

	38,918,945	12,745,589

(*)
Includes non-convertible debentures and other Brazilian reais denominated loans where interest is equal to the accumulated variation by CDI and TJLP (Brazilian interbank certificate of deposit and Long-term interest rate) plus spread. For these operations the Company has contracted derivatives to hedge the Company exposure against the variations of floating debt denominated in reais. The contract value for these operations is R$ 10,875 million, where R$ 5,743 million has an original interest rate between 7.1% and 9%, and the remaining amount has real interest rate above 9%. After the derivatives contract, the average cost of these operations is equivalent to 4.64%.

The percentage variations related applied to the debt in each quarter ended were as follows:

	09/30/09	06/30/09	09/30/08
TJLP — Long-Term Interest Rate (effective rate)	1.6	1.6	1.5
IGP-M — General Price Index — Market	(0.4)	(0.3)	1.6
Devaluation of Real against United States Dollar	9.8	18.6	20.0
In September, 2009, Vale issued US$ 1,000 million of 10-year notes through its wholly-owned subsidiary Vale Overseas, fully and unconditionally guaranteed by Vale. The notes due 2019 will bear a coupon of 5 5/8% per year, payable semi-annually, at a price of 99.23% of the principal amount. These notes were priced with a spread of 225 basis points over U.S. Treasuries, resulting in a yield to maturity of 5.7% per year.
On January, 2008 the Company entered into a transaction with Brazilian bank to finance working capital in the amount of R$ 2,000 millions with final maturity in 2018.
In 2008, Vale entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank with Japanese agencies, granting long-term financials, Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012. Until September 30, 2009 the Vale had draw down R$ 1,145 million under the credit facility granted by BNDES.
Additionally, we have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At September 30, 2009, the total amount available under revolving credit lines was US$1,900, of which US$1,150 was granted to Vale International and the balance to Vale Inco. As of September 30, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities.
At September 30, 2009 the outstanding debt was R$ 38,918,945 (June 30, 2009 R$ 39,701,114), of which R$ 295,224 (June 30, 2009 R$ 351,471) is collateralized by future receivables from certain export sales by the subsidiary CVRD Overseas Ltd. Loans, R$1,041,462 (June 30, 2009 R$532,788) guaranteed by other actual assets. Besides, there are loans in the amount of R$59,706 (June 30, 2009 R$89,070) from international lenders guaranteed by Brazilian Federal Government, to which the Company has provided guarantees in the same amount. The remaining long-term debt of R$37,522,553 (June 30, 2009 R$38,727,785), of which R$13,346,726 (June 30, 2009 R$12,687,035) of fixed rate notes denominated in dollar and R$24,175,827 (June 30, 2009 R$26,040,750) of other debts there are no guarantees.
Some long-term debt instruments have financial coverage. The main financial coverage relates to certain ratios that must be maintained, such as debt versus EBITDA and interest coverage. The Company is in full compliance with financial coverage required.

6.15- Contingent Liabilities and Commitments
The Company and its subsidiaries are parties to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and inflation restated by management based on the opinion of the Legal Department and its external legal counsels.
In addition to the provisions recorded, there are other contingent liabilities, split between taxes, labor and civil claims, estimated as possible losses in the amount of R$ 8,332,128 (R$ 3,840,486 for the parent Company).
Contingent Liabilities
Provisions for contingencies net of judicial deposits, considered by management and its legal counsel as sufficient to cover probable losses from, are detailed as follows:

	Consolidated		Parent Company
	09/30/09	06/30/09	09/30/09	06/30/09
I) Tax contingencies	2,243,659	2,356,046	1,205,401	1,186,497
(-) Judicial deposits	(1,079,516)	(1,064,071)	(1,016,331)	(937,925)

	1,164,143	1,291,975	189,070	248,572

II) Civil contingencies	698,774	630,133	532,439	536,428
(-) Judicial deposits	(41,881)	(39,655)	(1,694)	—

	656,893	590,478	530,745	536,428

III) Labor contingencies	1,148,261	1,121,299	974,287	935,582
(-) Judicial deposits	(45,177)	(58,831)	(26,831)	(44,854)

	1,103,084	1,062,468	947,456	890,728

IV) Environmental contingencies	40,737	34,308	12,468	12,083

Total accrued liabilities	2,964,857	2,979,229	1,679,739	1,687,811

	09/30/09	06/30/09	09/30/09	06/30/09
Balance at the beginning of the period	2,979,229	2,984,338	1,687,811	1,692,372
Provisions, net of reversals	44,453	23,496	(72,776)	(43,319)
Payment	(11,444)	(8,465)	(11,444)	(8,434)
Monetary update	(43,364)	(31,318)	138,225	91,290
Judicial deposits	(4,017)	11,178	(62,077)	(44,098)

Balance at the end of period	2,964,857	2,979,229	1,679,739	1,687,811

I)	Tax Contingencies:

The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figures refers to the right of credit and differential rates regarding the transfer of assets between company branches;
•	Services Tax (ISS) — The major claims are related to disputes on the location of tax collection;
•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment imported by merged companies;
•	Additional Compensation to Harbor Workers (AITP) — Amounts regarding the collection of compensation amounts for public harbor workers transferred to private harbor;
•
Income Tax and Social Contribution — It refers essentially to the dispute on tax loss compensation and negative bases of social contribution above the limit of 30% of taxable income and monetary adjustment of assets from merged companies; and

•	Others — Regarding disputes on tax credit compensation and the basis of calculation of Financial Compensation by Exploration of Mineral Resources — CFEM.
II)	Civil Contingencies:
The civil lawsuits are mainly related to claims made against us by contractors in connection with losses allegedly incurred by them as a result of several economic plans, accidents and return of land.

III)	Labor Contingencies:

Labor and social security contingencies — it refers mainly to claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments, and (c) disputes about the amount of indemnities paid upon dismissal and one-third extra holiday pay.

Other commitments
(a)
In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, Vale provided certain guarantees on behalf of Vale Inco New Caledônia (VINC) pursuant to which it was guaranteed payments due from VINC of up to a maximum amount of US$ 100 millions (“Maximum Amount”) in connection with an indemnity. The Company also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) other amounts payable by VINC under a lease agreement covering certain assets. As at September 30, 2009, such guarantees totaled US$ 159 millions including the US$ 100 millions.

During the second quarter two new bank guarantees totaling € 43 millions were established by the Company on behalf of VINC in favor of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.
Sumic Nickel Netherlands B.V., a 21% shareholder of VINC, has a put option to sell to Vale 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the initial nickel-cobalt development project exceeds US$ 4,2 billions at project rates and an agreement cannot be reached on how to proceed with the project.
The Company provided a guarantee covering certain termination payments due from VINC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. If VINC defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be € 145 millions. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
In February 2009, Vale Inco Newfoundland and Labrador Limited (“VINL”), Vale’s subsidiary, entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VINL to ship up to 55,000 metric tonnes of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of $ 16 million Canadian-dollar for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The maximum amount of this financial assurance is $ 112 millions Canadian-dollar based on seven shipments of nickel concentrate. As at September 30, 2009, all seven of the letters of credit had been issued totaling $ 112 millions Canadian-dollar.
(b)
At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.
The debentures holders has the right to receive premiums, paid semesterly, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture.
In April and in September, 2009, the Company paid interest on debentures in the amount of R$ 7,879 and R$ 7,231, respectively.

6.16- Provision for Asset Retirement Obligations

	Consolidated		Parent Company
	09/30/09	06/30/09	09/30/09	06/30/09
Provisions in the beginning of year	2,009,547	2,067,730	886,739	894,997
Accretion expense	41,460	27,848	32,969	17,606
Liabilities settled in the current period	(13,190)	(27,651)	(12,479)	(25,864)
Revisions in estimated cash flows	—	21,854	—	—
Cumulative translation adjustment	(19,505)	(80,234)	—	—

Provisions in the end of year	2,018,312	2,009,547	907,229	886,739

Current	52,073	63,898	22,015	32,885
Non-current	1,966,239	1,945,649	885,214	853,854

	2,018,312	2,009,547	907,229	886,739

6.17- Pension Plan
The following information summarizes the costs related to pension plans, which include the allowance for additional pension support and health care plan.
Allowance for additional pension support and health care plan refer to the Company’s responsibility to support retirements, pensions and health assistance in connection with the termination of some employees, which occurred between 1987 and 1989.
In the 2008 year-end financial statements, Vale disclosed that it expected to contribute R$ 837,978 to its defined benefit plans in 2009. As of September 30, 2009, R$ 454,340 had been contributed. The Company does not expect significant changes in the estimates disclosed in 2008.

	Consolidated
	Quarter
	3Q/09			2Q/09			3Q/08
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	5,354	20,018	6,386	5,355	21,533	8,758	5,116	25,012	10,793
Interest cost on projected benefit obligation	153,518	117,704	39,023	153,518	117,312	43,321	139,017	106,151	33,885
Expected return on assets	(211,488)	(85,953)	(1,820)	(211,487)	(95,516)	—	(231,526)	(104,501)	—
Amortization of initial transitory obligation	6,786	7,279	(7,227)	11,309	1,958	(11,694)	(2,495)	3,335	(3,335)

Net periodic pension cost	(45,830)	59,048	36,362	(41,305)	45,287	40,385	(89,888)	29,997	41,343

	Consolidated
	Accumulated
	09/30/09			09/30/08
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	14,279	67,003	25,017	13,643	84,365	34,126
Interest cost on projected benefit obligation	409,382	359,037	127,070	370,711	317,393	107,150
Expected return on assets	(563,967)	(281,563)	(1,820)	(617,403)	(329,562)	—
Amortization of initial transitory obligation	18,095	27,748	(35,082)	(6,654)	3,335	(10,041)

Net periodic pension cost	(122,211)	172,225	115,185	(239,703)	75,531	131,235

	Parent Company
	Quarter
	3Q/09			2Q/09			3Q/08
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	5,354	—	927	5,355	—	928	5,116	—	788
Interest cost on projected benefit obligation	153,518	19,435	8,086	153,518	19,434	8,085	139,017	17,776	7,206
Expected return on assets	(211,488)	(11,341)	—	(211,487)	(11,341)	—	(231,526)	(7,789)	—
Amortization of initial transitory obligation	6,786	—	52	11,309	—	51	(2,495)	—	—

Net periodic pension cost	(45,830)	8,094	9,065	(41,305)	8,093	9,064	(89,888)	9,987	7,994

	Parent Company
	Accumulated
	09/30/09			09/30/08
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	14,279	—	2,473	13,643	—	2,102
Interest cost on projected benefit obligation	409,382	51,826	21,562	370,711	47,401	19,216
Expected return on assets	(563,967)	(30,243)	—	(617,403)	(20,770)	—
Amortization of initial transitory obligation	18,095	—	138	(6,654)	—	—

Net periodic pension cost	(122,211)	21,583	24,173	(239,703)	26,631	21,318

6.18- Long-term Incentive Compensation Plan
In 2008, with the purpose of introducing a “stockholders vision” to some of the Company’s executives, as well as improving the retention of these executives and reinforcing a sustainable performance culture, the Board of Directors approved a long-term incentive compensation plan, which was implemented with a three-year cycle.
Under the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonuses to the plan. That portion of the bonus allocated to the plan is in fact used by the executive to purchase Vale’s preferred shares through a previously defined financial institution, at market conditions and with no benefit provided by Vale.
The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption must be held for a three-year period and the executive must retain their employment relationship with Vale during that period.
By meeting the two conditions described above (keeping the number of shares purchased and remaining a Vale employee over the three-year period), the participant becomes entitled to receive from Vale, at the end of each cycle, a cash payment equivalent to the total amount of the shares held, based on the their market quotations. As of September 30, 2009, 1,809,117 shares (1,809,117 shares as of June 30, 2009) were covered by said benefit.
The Company records the cost of this incentive in accordance with the Long-Term Compensation Plan, following the requirements of CVM Resolution 562/2008. The obligations are measured at fair value on each disclosure date, based on market quotations. Settlement costs incurred are recognized during the three-year vesting period.
Additionally, certain executives eligible to the long-term incentive have the opportunity to receive at the end of the three-year cycle an amount equal to the market value of a certain number of shares, based on an evaluation of their career and Vale’s performance factor as measured by the indicator of total return to stockholders.
As of September 30, 2009, the amount accrued to support this plan is R$ 70,633 (R$ 67,777 as of June 30, 2009), fully recognized in the statement of income.
6.19- Paid-up Capital
Class A preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% on the book net equity value of the share, whichever is greater.
On July 2008, the Company issued 256,926,766 common shares and 164,402,799 preferred shares through a global offering, in Brazil and abroad.
On August 2008, through an additional offering, the Company issued 24,660,419 preferred shares. Following the issue, Vale’s capital stock increased by R$ 19,434,193 with corresponding transaction costs of R$ 160,771 being recorded as contra entry. As a result, capital is now composed of 3,256,724,482 common shares and 2,108,579,618 preferred shares, totaling R$ 47,434,193.
As from May, 04 2009, Vale changed the code for negotiation of its ADRs negotiated in New York Stock Exchange (NYSE) from RIO e RIO-P to VALE and VALE-P, respectively.
As of September 30, 2009, the Company’s capital is R$ 47,434,193, corresponding to 5,365,304,100 shares, without par value.
The members of the Board of Directors and the Executive Board together own 157,340 common shares and 1,008,701 preferred shares.
The Board of Directors has the power, without requiring an amendment to the bylaws, to allow the issue of new shares (authorized capital) including through the capitalization of profits and reserves up to the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.

6.20- Funds linked to Future Mandatory Conversion into Shares
Vale issued mandatory convertible notes, as follows:

	Date		Value (In thousands of reais)
Headings	Emission	Expiration	Gross	Net of charges	Cupom

Tranches RIO e RIO P.	June/2007	June/2010	3,601	3,064	5,50% a.a.

Tranches VALE - 2012
Tranches VALE P - 2012	July/2009	July/2012	1,858	1,523	6,75% a.a.
The notes pay a coupon quarterly and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory; consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.
The funds linked to future mandatory conversion, net of charges are equivalent to the maximum of common shares and preferred shares, as follows. All the shares are currently held in treasury (see note 6.21).

	Maximum amount of action		Value (In thousands of reais)
Headings	Common	Preferred	Common	Preferred

Tranches RIO e RIO P.	56,582,040	30,295,456	2,111	953

Tranches VALE - 2012
Tranches VALE P - 2012	18,415,859	47,284,800	473	1,050
On April 30, 2009 Vale paid additional interests to the holders of mandatory convertible notes from tranches VALE (former, RIO) and VALE P (former, RIO-P), in the amount of R$ 1.073721 and R$ 1.274361 per note, respectively.
On October 30, 2009 (subsequent event) Vale will pay additional interests to the holders of mandatory convertible notes from tranches RIO, RIO-P, VALE-2012 and VALE.P-2012 in the amount of R$ 0.857161, R$ 1.017334, R$ 1.236080 and R$ 1.429662, respectively.
6.21- Treasury Stock
On May 27, 2009, the Board of Directors approved the closing of program to repurchase shares approved on October 16, 2008, covering up to 69,944,380 common shares and up to 169,210,249 preferred shares. At the closing program date 18,415,859 common shares and 47,284,800 preferred shares had been purchased.
As of September 30, 2009, 152,579,803 shares were held in the treasury, totaling R$ 2,470,698 as follows:

Shares
	Quantity		Unit acquisition cost			Average quoted market price
Class	09/30/09	06/30/09	Average	Low	High	09/30/09	06/30/09
Preferred	77,581,904	77,625,704	23.56	21.02	27.96	32.74	31.73
Common	74,997,899	74,997,899	37.07	23.33	31.00	37.24	36.81

	152,579,803	152,623,603

6.22- Compensation of Stockholders
On April 30, 2009, the Company paid its stockholders the amount of R$ 2,734,500 in the form of dividends.
On October 15, 2009 (subsequent period) the Board of Directors approved the payment of the second tranche of the minimum dividend and an additional dividend, totaling R$ 2,564,850, corresponding to R$ 0.492036226 per common or preferred share in circulation.

6.23- Financial Results

	Consolidated
	Quarter
	3Q/09	2Q/09	3Q/08
Financial expenses
Interest	(401,808)	(457,354)	(509,184)
Labor, tax and civil contingencies	(35,765)	(29,235)	(40,093)
Others	(478,060)	(249,530)	(197,042)

	(915,633)	(736,119)	(746,319)

Financial income
Related parties	—	—	1,041
Financial statements	143,270	198,818	431,063
Others	57,472	27,841	34,641

	200,742	226,659	466,745

Derivatives	634,545	1,814,648	(1,111,776)

Monetary and exchange rate variation:
Cash and cash equivalents	(755,088)	(2,282,057)	1,988,222
Loans	2,273,186	4,693,405	(4,768,344)
Others	(1,238,834)	(1,142,255)	2,144,804

Net	279,264	1,269,093	(635,318)

Financial income (expenses), net	198,918	2,574,281	(2,026,668)

	Accumulated
	Consolidated		Parent Company
	09/30/09	09/30/08	09/30/09	09/30/08
Financial expenses
Interest	(1,434,856)	(1,509,991)	(1,790,585)	(2,050,735)
Labor, tax and civil contingencies	(102,998)	(131,795)	(98,929)	(121,840)
Others	(830,974)	(822,510)	(533,293)	(354,386)

	(2,368,828)	(2,464,296)	(2,422,807)	(2,526,961)

Financial income
Related parties	169	6,492	211,593	156,921
Financial statements	617,643	527,453	293,874	397,489
Others	122,333	100,708	26,610	10,218

	740,145	634,653	532,077	564,628

Derivatives	2,492,968	(490,204)	2,257,219	(162,174)

Monetary and exchange rate variation:
Cash and cash equivalents	(3,198,885)	1,850,478	(32,972)	1,271,686
Loans	7,262,029	(2,037,323)	489,762	(898)
Partes Relacionadas	—	—	7,900,470	(1,999,713)
Others	(2,515,486)	1,012,810	471,458	(206,662)

Net	1,547,658	825,965	8,828,718	(935,587)

Financial income (expenses), net	2,411,943	(1,493,882)	9,195,207	(3,060,094)

6.24- Financial Instruments — Derivatives
Risk Management Policy
Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, we evaluate not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).
Traditional market risk measures such as VaR (Value at Risk) are not sufficient to evaluate the group exposures once Vale’s main goal is to avoid a possible lack of cash to fulfill our future obligations.
The enterprise wide risk management approach, that emcopasses all kinds of risk, as well as the relations between the several market risk factors (correlations), aims to assess the impact that such events would bring considering the natural hedges presented in the company’s portfolio. Therefore, when assessing the risk associated with Vale’s business, one can observe the positive effect due to the mix of products and currencies in Vale’s portfolio. This diversification implies in a natural reduction of the overall risk of the company. Any risk mitigation strategy, whenever necessary, will be implemented if it contributes significantly for the reduction on the volatility on Vale’s cash flows beyond the levels initially observed and to acceptable levels of risk.

Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the company’s credit quality, improving its ability to access different markets and reducing the financing costs. Therefore, the board of directors has established an enterprise-wide risk management policy and a risk management committee.
The risk management policy determines that Vale should evaluate regularly its cash flow risks as well as risk mitigation strategies. As previously stated, whenever considered necessary, these mitigation strategies should be put in place, will be executed with the objective of reducing the risks regarding the obligations assumed by the Company, both with third parties and its shareholders.
The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the risk management committee. The committee is responsible for overseeing and reviewing our risk management principles and risk management instruments, besides reporting periodically to the executive board regarding the management process and risk monitoring, including the main risks Vale is exposed to and their impact on Vale’s cash flow.
The risk management policy and procedures, that complement the risk management governance model, require the diversification of operations and counterparties and prohibit speculative transactions with derivatives.
Besides the risk management governance model, Vale has in place a well defined corporate governance structure with the roles and responsibilities well defined. The recommendation and execution of the derivative transactions are implemented by different and independent areas. It is responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy. It is responsibility of the finance department the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized in the earnings.
Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices;

•	Input and other costs.
Fair value computation methodology
Well-known market participants’ valuation methodologies were used to compute the fair value of instruments. The financial instruments were evaluated computing their present values considering market curves that impact the instrument on the determination dates. The curves and prices used in the pricing for each group of instruments are detailed in the topic “market curves”.
The pricing method considered in the case of European options is the Black & Scholes model, which is widely used among derivatives market participants for the option pricing. In this model, the derivative fair value is a function of the volatility, spot price of the underlying, strike price, risk free rate and maturity. In the case of options where the financial result is a function of the average of the underlying price for a certain period of the time, called Asian options, we use the Turnbull & Wakeman model, also widely used to price this type of instrument. Besides the parameters used on the Black & Scholes model it is considered in this model the price averaging period.
In the case of swaps, the receiving leg and the paying leg present values are estimated discounting their cash flows using the interest rate of the currency they are denominated. The difference between the present values of the receiving leg and paying leg of the swap is the fair value.
The computation method for the swaps linked to TJLP follows the description enclosed in CETIP’s formula book, which includes the TJLP forward curve definition. Therefore, TJLP is computed using the inflation target, published by Banco Central do Brasil, based on IPCA (Extended National Consumer Price Index) plus the Brazilian credit spread, which comprehends an international real interest rate and a Brazilian credit risk component, that is computed using the credit risk for the government bonds, for the medium and long term perspective.
The pricing for the commodities future settlement contracts (buy or sell) is computed using forward curves for each commodity. Normally, these curves are collected in the exchanges where these commodities are traded, among them, London Metals Exchange (LME) and COMEX (Commodities Exchange) or market price providers. When there is no price for a specific date, we use interpolations between the available periods.

Value at Risk computation methodology
The Value at Risk of the positions was measured using historical simulation approach. Different market risk factors that impact the prices of the derivatives included in our portfolio were identified and a two year sample of its historical daily returns was gathered.
The current positions of Vale’s derivatives were used to simulate their returns based on sample data and built a non parametric return distribution and consequently the value at risk for the portfolio considering one business day time horizon. The value at risk of the portfolio considers a 95% confidence level.
Sensitivity Analysis
In the topic “sensitivity analysis” we present sensitivity analysis tables for all outstanding positions as of September 30th 2009. The scenarios defined for these analyses were:
•	Scenario I: expected — considers the market curves as of September 30th 2009;

•
Scenario II: unfavorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•
Scenario III: favorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;

•
Scenario IV: unfavorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•	Scenario V: favorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;
Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of copper and nickel trades executed by its wholly-owned subsidiary Vale Inco Ltd. The total amount deposited in cash in September 2009 was not relevant.
Main positions definitions:
Protection program for the Real denominated debt indexed to CDI
•
CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•
CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.
Protection program for the Real denominated debt indexed to TJLP
•
TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•
TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

Foreign Exchange cash flow hedge
•
Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

Protection program for the Euro denominated floating rate debt
•
Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with a notional amount of € 19.1 million, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

Protection program for the USD floating rate debt
•
USD floating rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale Inco Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S. Dollar fixed rate debt. Vale Inco used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of USD 200 million. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

Foreign Exchange protection program for Coal Fixed Price Sales — In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.
Aluminum Strategic cash flow protection program — In order to protect our cash flow for 2009 and 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for these periods.
Nickel Strategic cash flow protection program — In order to protect our cash flow for 2009 and 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for these periods.
Nickel Fixed Price Program — In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. This program was discontinued for sales in 2009 due to the decision to protect our cash flow this year.
Nickel Purchase Protection Program — In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.
Protection program of Natural Gas Program — In order to minimize the impact of the input price volatility in the company’s costs, natural gas derivative trades were implemented. These transactions are usually implemented through the purchase of future and forward contracts.
Copper Scrap Purchase Protection Program — In order to reduce cash flow volatility and eliminate the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, hedging transactions were implemented. The copper scrap is combined with other raw materials or inputs from Vale Inco Ltd., Vale’s wholly-owned subsidiary, to produce copper to the final costumers. In this case, trades are usually implemented by the sale of forwards or futures at LME or Over-the-Counter trades.
Bunker Oil Purchase Protection Program — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.
Maritime Freight Hiring Protection Program — In order to reduce the impact of maritime freight price fluctuation hired to support CIF and CFR sales and consequently reduce the company’s cash flow volatility, freight derivatives (FFA — Forward Freight Agreement) were implemented. These transactions are usually executed through forward purchases.
Embedded Derivatives
•
Energy purchase — energy purchase agreement between Albras, Vale’s controlled subsidiary, and Eletronorte. The contract has a clause that defines that a premium can be charged if aluminum prices trades in the range from US$ 1,450/t until US$ 2,773/t. This clause is considered an embedded derivative.

•
Raw material and intermediate products purchase — Nickel concentrate and raw materials purchase agreements of Vale Inco Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered embedded derivatives.

Foreign exchange and interest rate risk
Company’s cash flow is subjected to volatility of several different currencies against the U.S. Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce company’s potential cash flow volatility arising from currency mismatch we use derivative instruments. The derivative portfolio implemented to comply with this objective consists, basically, of interest rate swaps to convert floating cash flows in Brazilian Reais to fix or floating U.S. Dollars cash flows, without any leverage.
Vale has also an exposure to interest rates risks over loans and financings. The U.S. Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the U.S. Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.
The Real denominated debt subject to floating interest rates are debentures, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) loans and property and services acquisition financing in the Brazilian market. These Brazilian reais debts are mainly linked to CDI and TJLP.
On September 30th, 2009, the total amount and interests of Brazilian Real denominated debt converted through swaps into US Dollars was US$ 6.1 billion, with an average cost in dollars of 4.64% after the swaps transactions were implemented and maturity between November 2010 and December 2027, with semi-annual interest paymentsa.
These swap transactions have settlement dates and values similar to the interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against the U.S. Dollar, the negative (positive) impact on Vale debt service (interest and/or principal payment) measured in U.S. Dollars will be almost totally offset by a positive (negative) effect from the swap transaction, regardless of the U.S. dollar / Brazilian Real exchange rate on the payment date.
On the third quarter of 2009, Vale paid in Brazilian Reais an interest amount equivalent to R$ 134 million related to the Real denominated debt that were converted into U.S. Dollars through the use of swap transactions. However, the company has received R$ 57 million on the settlement of the swaps, offsetting the U.S. Dollar / Brazilian Real exchange rate variation impact in Vale debt service.
The tables below show September 30th 2009 derivative positions for Vale and controlled companies with the following information: notional amount, initial cost, fair value, value at risk, gains or losses in the period and fair value for the remaining years of the operations per each group of instruments.
Protection program for the Real denominated debt and loans

									Realized
	Notional						Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	($ million)						(R$ million)		(R$ million)	(R$ million)	(R$ million) *
Flow	30-set-09		30-jun-09		Index	Average rate	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2012	2013	2014	2015	2019

Swap CDI vs. fixed rate swap
Receivable	R$	7.574	R$	7.574	CDI	101,07%	7.913	7.906	599
Payable	USD	3.670	USD	3.670	USD	+ 5,59%	(6.920)	(7.608)	(348)

Net							993	298	251	228		916	108			(31)

Swap CDI vs. floating rate swap
Receivable	R$	792	R$	792	CDI	102,07%	830	836	73
Payable	USD	430	USD	430	Libor	+ 2,05%	(760)	(807)	(25)

Net							70	29	48	28		60				10

Swap TJLP vs. fixed rate swap
Receivable	R$	1.547	R$	1.320	TJLP	TJLP + 1,56%	1.448	1.169	78
Payable	R$	769	R$	652	USD	+ 3,53%	(1.311)	(1.092)	(66)

Net							137	77	12	49				162	(2)		(23)

Swap TJLP vs. floating rate swap
Receivable	R$	658	R$	640	TJLP	TJLP + 0,94%	618	617	13
Payable	USD	385	USD	375	Libor	LIBOR - 1,14%	(623)	(594)	(8)

Net							(5)	23	5	37					(11)		6

*	There are no fair value cash flows with maturity on the years of 2011, 2016, 2017 and 2018.

[a]	With the exception of a US$ 685 million debt with monthly and quarterly interest and amortization payments.

Foreign Exchange cash flow hedge
In order to reduce the cask flow volatility associated with the currency mismatch between our revenues, mainly denominated in U.S. Dollars, and our disbursements and investments denominated in Brazilian Reais, we entered into foreign exchange swaps where the Company receives fixed rates in Brazilian Reais and pays fixed rates in U.S. Dollars.

									Realized
	Notional						Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	($ million)						(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09		30-jun-09		Index	Average rate	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Receivable	R$	651	R$	378	Fixed	6,38%	361,5	354,0
Payable	USD	326	USD	190	USD	+ 0%	(321,4)	(348,0)

Net							40,1	6,0	0,0	9,3			40,1

Protection program for the Euro denominated floating rate debt
In order to reduce cash flow volatility associated with a financing from KfW Bankengruppe indexed to Euribor, we entered into a swap where the cash flows in Euros are converted into cash flows in U.S. Dollars.

									Realized
	Notional						Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	($ million)						(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09		30-jun-09		Index	Average rate	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

EUR floating rate vs. USD floating rate swap
Receivable		€6		€6	EUR	Euribor + 0,875%	15,8	16,7	3,8
Payable	USD	7	USD	7	USD	Libor + 1,0425%	(12,2)	(13,3)	(2,9)

Net							3,6	3,4	0,9	0,3	0,7	1,5	1,4

Protection program for the USD floating rate debt
In order to reduce the cash flow volatility associated to changes on the U.S. Dollar interest rate, Vale entered into a floating (Libor) to fix interest rate.

										Realized
	Notional							Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	($ million)							(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09		30-jun-09		Index	Average rate		30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Receivable	USD	200	USD	200	USD	3M LIBOR		355,2	390,0	3,5
Payable					USD	4,795	%a.a.	(372,9)	(411,0)	(14,8)

Net								(17,7)	(21,0)	(11,3)	0,8	(4,0)	(10,5)	(3,2)

Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the volatility associated with the foreign exchange exposure of the cash flow from our coal fixed price sales, Vale purchased Australian Dollars forwards.

									Realized
	Notional						Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	($ million)					Average rate	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09		30-jun-09		Buy/ Sell	(AUD/USD)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Forward	AUD	52	AUD	60	B	0,66	18,4	16,0	5,3	1,7	4,1	12,2	2,1
Commodities prices, input and costs risk
Vale is also exposed to several market risks associated to global commodities price volatilities.
Nowadays, derivatives transactions included in the portfolio related to commodities prices, input and costs include nickel, copper, natural gas, bunker oil and maritime freight (FFA) derivatives, all of them with the same purpose of mitigating the company’s cash flow volatility.
Aluminum Strategic cash flow protection program
In order to protect the cash flow in 2009 and 2010, Vale entered into protection transactions for these periods.

							Realized
	Notional (ton)			Average Strike	Unrealized Gain/Loss (R$ million)		Gain/Loss (R$ million)	VaR (R$ million)	Unrealized Gain/Loss by year (R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/ton)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Put	54.000	0	B	1.939	20,3	0,0	0,0
Call	54.000	0	S	2.080	(15,2)	0,0	0,0

Net					5,1	0,0	0,0	5,5		5,1

Forward	335.400	0	S	1.917	10,8	0,0	3,4	40,0	10,4	0,4

Nickel Strategic cash flow protection program
In order to protect the cash flow in 2009 and 2010, Vale entered into protection transactions for these periods.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Notional (ton)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/ton)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Forward	37.629	17.150	S	16.567	(89)	(73)	(88)	85	(72)	(17)
Nickel Fixed Price Sales Program
Vale Inco Ltd. has a long position on future contracts in the London Metal Exchange (LME), with the purpose of maintaining its exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. These positions were discontinued due to the decision of protecting the cash flow for this year.
Nickel Purchase Protection Program
Vale Inco Ltd. has also short positions on the futures market in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Notional (ton)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/ton)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Nickel Fixed Price Sales Hedge Program
Futures	4.134	6.396	B	14.770	26,5	8,0	(58,1)	8,6	9,1	14,8	2,6

Nickel Purchase Hedge Program
Futures	6.132	5.790	S	15.517	(10,8)	(6,9)	(66,9)	15,5	(10,8)
Embedded Derivatives — Raw material and intermediate products purchase
In addition to the contracts mentioned above, Vale Inco has long positions of nickel and copper raw materials which have a price definition based on a commodity index, which implies, in practice, that this contract is treated as an embedded derivative.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Notional (ton)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/ton)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

For Customer Raw Material Contracts
Nickel Forwards	802	728	B	11.798	(7,1)	(4,5)	(1,9)		(7,1)
Copper Forwards	2.044	1.890		4.510	(5,7)	(2,0)	(2,0)		(5,7)

Total					(12,8)	(6,4)	(3,9)	2,8	(12,8)

For Nickel Concentrate Customer Sales
Forward	2.058	3.861	B	12.144	(16,9)	(16,2)	53,8	5,2	(16,9)
Embedded Derivatives — Energy purchase — Aluminum
The table below presents the aluminum embedded derivatives position originated from the energy supply contract between Albras and Eletronorte.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Notional (ton)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/ton)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Call	200.228	200.228	B	2.773	20	5
Call	200.228	200.228	S	1.450	(195)	(118)

Total					(175)	(113)	0	15	(19)	(87)	(70)

Copper Scrap Purchase Protection Program
Vale Inco Ltd. makes use of hedging to protect the price mismatch between the date of copper scrap purchase and the date of selling the finished good.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Notional (ton)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/ton)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Futures	—	57	S	3.761	0,0	(0,1)	0,1	0,0

Protection program of Natural Gas Program
Vale Inco Ltd. uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Notional (Giga Joule)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(CAD/GJ)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Forwards	139.500	553.500	S	7,6	(1,1)	(3,8)	(10,9)	0,1	(1,1)
Bunker Oil Purchase Protection Program
Vale uses forward purchase and swaps to mitigate the impact of changes of bunker oil prices in the cash flow.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Notional (mt)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/mt)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Forward	555.500	197.000	B	378	27,5	20,9	16,3	15,8	10,7	16,8
Maritime Freight Hiring Protection Program
Vale uses FFA to reduce the impact of maritime freight price fluctuation in the company’s costs.

							Realized
					Unrealized Gain/Loss		Gain/Loss	VaR	Unrealized Gain/Loss by year
	Valor Principal (days)			Average Strike	(R$ million)		(R$ million)	(R$ million)	(R$ million)
Flow	30-set-09	30-jun-09	Buy/ Sell	(USD/day)	30-set-09	30-jun-09	30-set-09	30-set-09	2009	2010	2011

Forward	6.935	2.406	S	30.634	(70)	25	(59)	23		(70)
Sensitivity Analysis

In R$ million
Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation USD interest rate inside Brazil variation	993	(732)	2.718	(2.457)	4.443
			993	920	1.064	844	1.133
	CDI vs. USD floating rate swap	USD/BRL fluctuation USD interest rate inside Brazil variation	70	(120)	259	(309)	449
			70	46	92	21	114
Hedge for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	137	(190)	464	791	791
		USD interest rate inside Brazil variation	137	95	179	224	224
		Brazilian interest rate fluctuation	137	40	249	(44)	379
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	(5)	(160)	150	(316)	306
		USD interest rate inside Brazil variation	(5)	(47)	33	(94)	68
		Brazilian interest rate fluctuation	(5)	(81)	88	(144)	204
Hedge for Euro denominated floating rate debt	EUR floating rate vs. USD floating	EUR/USD fluctuation	4	(0)	8	(4)	12
	rate swap	Euribor variation	4	4	4	4	4
		USD Libor variation	4	4	4	4	4
Hedge for the USD denominated floating rate debt	USD floating rate vs. USD fixed	USD Libor variation	(18)	(19)	(16)	(21)	(15)
	rate swap
Bunker Oil Hedge	Bunker Oil forward	Bunker Oil price fluctuation	28	(20)	75	(67)	122
Maritime freight hiring protection program	Forward freight agreement	Freight price fluctuation	(70)	(110)	(30)	(150)	9
Aluminum strategic cash flow protection program	Sale of aluminum forward contracts	Aluminum price fluctuation	11	(272)	294	(555)	577
	Aluminum options collars	Aluminum price fluctuation	5	47	(37)	92	(81)
Foreign Exchange Hedge Program on Coal Fixed Price Sales	Australian dollar forwards	USD/AUD fluctuation	18	5	31	(8)	45

Foreign Exchange cash flow protection program	BRL fixed rate vs. USD	USD/BRL fluctuation	40	(40)	120	(120)	200
		USD interest rate inside Brazil variation	40	36	44	32	48
		Brazilian interest rate fluctuation	40	25	56	11	73
Nickel strategic cash flow protection program	Sale of nickel future/forward	Nickel price fluctuation	(89)	(368)	190	(663)	485
	contracts
Nickel purchase fixed price program	Purchase of nickel future/forward	Nickel price fluctuation	27	(6)	59	(39)	92
	contracts
Nickel purchase protection program	Sale of nickel future/forward	Nickel price fluctuation	(11)	(59)	38	(108)	86
	contracts
Hedge of natural gas	Purchase of natural gas forward	Natural gas price fluctuation	(1)	(1)	(1)	(1)	(1)
	contracts
Embedded derivatives —	Embedded derivatives —	Nickel price fluctuation	(17)	(33)	(1)	(50)	16
Intermediate products purchase forward	Intermediate products purchase
Embedded derivatives — Raw	Embedded derivatives — Raw	Nickel and copper price fluctuation	(13)	(35)	10	(58)	32
material purchase	material purchase
Embedded derivatives — Energy purchase	Embedded derivatives — Energy purchase — Aluminum Options	Aluminum price fluctuation	(175)	(286)	(67)	(367)	(13)

Credit risk on financial trades and financial institutions ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s e S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2009.

Parent Company	Vale’s Counterparty	Moody’s*	S&P*

JP Morgan Chase & Co**	JP Morgan Chase Bank	Aa3	A+
Banco Santander SA**	Banco Santander Banespa SA	Aa2	AA
Banco Santander SA	Banco Santander SA	Aa2	AA
Banco Santander SA	Banco Santander Brasil SA	Baa3	BBB-
BNP Paribas**	BNP Paribas Securities Corp	Aa1	AA
BNP Paribas	BNP Paribas	Aa1	AA
The Goldman Sachs Group Inc**	J Aron & Co	A1	A
Itau Unibanco Holding SA	Banco Itau BBA SA	A1	BBB
Societe Generale**	Banco Societe Generale do Brasil SA	Aa2	A+
Societe Generale	Societe Generale	Aa2	A+
Credit Agricole SA	Calyon (London)	Aa1	AA-
Banco Votorantim SA	Banco Votorantim SA	A3	BB+
Itau Unibanco Holding SA	União de Bancos Brasileiros SA	A1	BBB
Banco do Brasil SA	Banco do Brasil SA	A2	BBB-
Citigroup Inc**	Citibank NA (Brazil)	A3	A
Deutsche Bank AG**	Deutsche Bank AG (London)	Aa1	A+
HSBC Holdings plc	HSBC Bank Brasil SA — Banco Multiplo	A1	BBB-
Barclays PLC	Barclays Bank PLC	Aa3	AA-
Banco Santander SA**	Banco ABN AMRO Real SA	Aa2	AA
Standard Bank PLC**	Standard Bank Limited (London)	A3	—
Banco Bradesco SA	Banco Bradesco SA	A1	BBB
BNP Paribas**	BNP Paribas Energy & Commodities	Aa1	AA
Prudential Financial Inc**	Prudential Bache Commodities Ltd (London)	Baa2	A
Natixis**	Natixis Metals Limited	Aa3	A+
Mitsui Co Ltd**	Mitsui Bussan Commodities Ltd	A2	A+

*	For brazilian Banks we used local long term deposit rating.

**	Parent company’s rating.

Market Curves
To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.
1. Commodities
Aluminum

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	1.856	AUG10	1.957	JUL11	2.021
OCT09	1.864	SEP10	1.964	AUG11	2.025
NOV09	1.876	OCT10	1.972
DEC09	1.885	NOV10	1.979
JAN10	1.897	DEC10	1.986
FEB10	1.906	JAN11	1.991
MAR10	1.914	FEB11	1.996
APR10	1.924	MAR11	2.001
MAY10	1.933	APR11	2.006
JUN10	1.941	MAY11	2.011
JUL10	1.950	JUN11	2.016
Nickel

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	17.819	JUN10	17.915	MAR11	17.706
OCT09	17.830	JUL10	17.895	APR11	17.677
NOV09	17.857	AUG10	17.875	MAY11	17.648
DEC09	17.884	SEP10	17.855	JUN11	17.619
JAN10	17.919	OCT10	17.835	JUL11	17.590
FEB10	17.930	NOV10	17.815	AUG11	17.561
MAR10	17.945	DEC10	17.795
APR10	17.935	JAN11	17.765
MAY10	17.925	FEB11	17.735
Copper

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)

Bunker Oil

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	409	MAR10	403	SEP10	408
OCT09	409	APR10	405	OCT10	412
NOV09	405	MAY10	405	NOV10	412
DEC09	403	JUN10	405	DEC10	412
JAN10	404	JUL10	408	JAN11	415
FEB10	404	AUG10	408	FEB11	415
Aluminum — Volatility

Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)
VOLSPOT	34,7	VOL9M	33,1	VOL4Y	27,4
VOL1M	35,1	VOL1Y	32,1	VOL5Y	26,4
VOL3M	35,2	VOL2Y	29,8	VOL7Y	26,4
VOL6M	34,3	VOL3Y	28,4	VOL10Y	26,4
2. Rates
USD-Brazil Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
30/09/2009	1,78	02/01/2012	3,09	01/07/2014	3,90
01/12/2009	1,78	02/04/2012	3,20	01/10/2014	3,99
04/01/2010	1,84	02/07/2012	3,29	02/01/2015	4,08
01/04/2010	1,97	01/10/2012	3,39	01/04/2015	4,24
01/07/2010	2,13	02/01/2013	3,47	04/01/2016	4,33
01/10/2010	2,38	01/04/2013	3,54	02/01/2017	4,65
03/01/2011	2,56	01/07/2013	3,59	02/01/2018	4,86
01/04/2011	2,68	01/10/2013	3,63	02/01/2019	5,15
01/07/2011	2,84	02/01/2014	3,70	02/01/2020	5,07
03/10/2011	2,94	01/04/2014	3,81	04/01/2021	5,50
US Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1D	0,16	USD9M	0,49	USD5Y	2,72
USD1M	0,33	USD1Y	0,63	USD7Y	3,21
USD2M	0,40	USD2Y	1,30	USD10Y	3,61
USD3M	0,42	USD3Y	1,91
USD6M	0,39	USD4Y	2,37
TJLP

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
30/09/2009	6,00	01/07/2011	7,36	01/07/2013	7,44
01/10/2009	6,00	01/10/2011	7,41	01/10/2013	7,39
01/01/2010	6,56	01/01/2012	7,46	01/01/2014	7,35
01/04/2010	6,94	01/04/2012	7,48	01/04/2014	7,32
01/07/2010	7,07	01/07/2012	7,49	01/07/2014	7,33
01/10/2010	7,17	01/10/2012	7,50	01/10/2014	7,37
01/01/2011	7,24	01/01/2013	7,49
01/04/2011	7,31	01/04/2013	7,47
BRL Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
30/09/2009	8,60	03/01/2011	10,23	02/01/2013	12,03
01/10/2009	8,60	01/04/2011	10,69	01/04/2013	12,09
03/11/2009	8,64	01/07/2011	11,05	01/07/2013	12,15
01/12/2009	8,65	03/10/2011	11,30	01/10/2013	12,21
04/01/2010	8,66	02/01/2012	11,46	02/01/2014	12,25
01/04/2010	8,82	02/04/2012	11,68	02/01/2017	12,66
01/07/2010	9,20	02/07/2012	11,84
01/10/2010	9,67	01/10/2012	11,86
3. Currencies
EURO

Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1,46	EUR9M	1,46	EUR4Y	1,48
EUR1M	1,46	EUR1Y	1,46	EUR5Y	1,48
EUR3M	1,46	EUR2Y	1,46	EUR7Y	1,49
EUR6M	1,46	EUR3Y	1,47	EUR10Y	1,50
AUD

Maturity	AUD/USD	Maturity	AUD/USD	Maturity	AUD/USD
AUDSPOT	1,13	AUD9M	1,16	AUD4Y	1,22
AUD1M	1,14	AUD1Y	1,18	AUD5Y	1,33
AUD3M	1,14	AUD2Y	1,22	AUD7Y	1,39
AUD6M	1,15	AUD3Y	1,26	AUD10Y	1,43

Currencies — Ending rates as of March 31, 2009

USD/CAD	1,0705	USD/BRL	1,7781	EUR/USD	1,4628

Summary the movement of our derivatives according to the period present as follows:

	Consolidated
	Trimestres
	3Q/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/09	431,536	19,399	—	59,444	—	(136)	(94,471)	—	415,772
Payments (receipt) financial	(55,485)	(6,575)	—	(46,680)	—	174	84,639	—	(23,927)
Financial expenses, net (1)	883,032	22,533	—	(83,107)	19,975	(47)	(144,589)	—	697,797
Monetary variations, net (2)	(19,542)	(4,395)	—	455	(570)	9	17,991	—	(6,052)

Gains / (losses) unrealized on 09/30/09	1,239,541	30,962	—	(69,888)	19,405	—	(136,430)	—	1,083,590

	2Q/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 03/31/09	(1,301,037)	(7,467)	—	—	—	(192)	40,091	—	(1,268,605)
Payments (receipt) financial	(209,431)	1,360	—	(10,129)	—	263	80,958	—	(136,979)
Financial expenses, net (1)	1,935,472	26,065	—	72,151	—	(237)	(209,616)	—	1,823,835
Monetary variations, net (2)	6,532	(559)	—	(2,578)	—	30	(5,904)	—	(2,479)

Gains / (losses) unrealized on 06/30/09	431,536	19,399	—	59,444	—	(136)	(94,471)	—	415,772

	3Q/08
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/08	1,912,013	—	(34,010)	—	(300,610)	(261,971)	57,419	(34,467)	1,338,374
Payments (receipt) financial	(289,131)	—	16,952	—	93,235	111,669	36,706	11,395	(19,174)
Financial expenses, net	(1,578,417)	—	2,201	—	137,999	107,585	(32,582)	24,298	(1,338,916)
Monetary variations, net	275,253	—	(3,780)	—	(16,818)	(34,702)	11,892	(4,705)	227,140
Gains / (losses) unrealized on 09/30/08	319,718	—	(18,637)	—	(86,194)	(77,419)	73,435	(3,479)	207,424

	Accumulated
	09/30/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/08	(1,336,013)	(4,358)	—	—	—	626	79,185	—	(1,260,560)
Payments (receipt) financial	(310,314)	(428)	—	(56,809)	—	(54)	156,741	—	(210,864)
Financial expenses, net (1)	2,896,119	40,666	—	(10,955)	19,975	(605)	(383,681)	—	2,561,519
Monetary variations, net (2)	(10,251)	(4,919)	—	(2,123)	(570)	33	11,325	—	(6,505)
Gains / (losses) unrealized on 09/30/09	1,239,541	30,961	—	(69,887)	19,405	—	(136,430)	—	1,083,590

	09/30/08
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	1,107,744	—	(64,608)	—	(172,569)	(332,222)	73,557	(42,722)	569,180
Payments (receipt) financial	(563,117)	—	54,383	—	239,458	339,685	13,724	44,315	128,448
Financial expenses, net	(458,876)	—	(9,768)	—	(165,858)	(88,649)	(21,567)	(5,232)	(749,950)
Monetary variations, net	233,967	—	1,356	—	12,775	3,767	7,721	160	259,746
Gains / (losses) unrealized on 09/30/08	319,718	—	(18,637)	—	(86,194)	(77,419)	73,435	(3,479)	207,424

(1)	Comprise amounts related to hedge accounting which does not affect the financial results, as follows: R$ 53,583, R$ 7,356 and R$ 59,523, 3Q09, 2Q09 and September 30, 2009, respectively.

These figures were recorded inside shareholders’ equity in the line “unrealized results of market value” net of income tax and in the proportion of our interest, when applicable.

(2)	Include exchange variance reclassification into equity: R$ 3,617, R$ (648) and R$ 2,523, 3Q09, 2Q09 and September 30, 2009, respectively.

	Parent Company
	09/30/09
	Currencies\
	Interest rates
	(libor)	Freight	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/08	(1,078,850)	—	—	—	(1,078,850)
Payments (receipt) financial	(237,999)	(17,471)	—	—	(255,470)
Financial expenses, net (1)	2,240,656	17,471	—	—	2,258,127
Monetary variations, net (2)	(908)	—	—	—	(908)

Gains / (losses) unrealized on 09/30/09	922,899	—	—	—	922,899

	09/30/08
	Currencies\
	Interest rates
	(libor)	Freight	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/07	1,064,545	—	(45,256)	(1,923)	1,017,366
Payments (receipt) financial	(540,167)	—	38,705	10,685	(490,777)
Financial expenses, net (1)	(379,763)	—	(7,262)	(7,451)	(394,476)
Monetary variations, net (2)	230,557	—	694	1,051	232,302

Gains / (losses) unrealized on 09/30/08	375,172	—	(13,119)	2,362	364,415

The due dates of the consolidated financial instruments are as follows:

Currencies\ Interest rates (LIBOR)	December 2019
Aluminum	December 2010
Fuel Oil	December 2010
Natural Gas	October 2009
Freight	December 2010
Nickel	May 2011
6.25- Selling, Administrative, Other Operating Expenses and Results from the Sale of Investments

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08	09/30/09	09/30/08
Administrative
Personnel	143,307	154,396	192,082	457,610	539,626	260,683	307,710
Services (consulting, infrastructure and others)	95,823	87,439	119,663	267,516	298,804	129,135	142,150
Advertising and publicity	56,045	49,185	58,748	137,229	158,856	126,880	149,586
Depreciation	95,043	87,547	70,808	271,349	219,507	216,607	171,113
Travel expenses	7,923	5,646	28,196	26,635	55,906	10,938	29,799
Rents and taxes	22,159	14,559	29,489	60,277	52,042	22,426	23,545
Community aborigine	5,779	4,763	3,221	15,484	15,303	14,647	12,389
Others	44,750	35,054	43,382	118,362	189,504	51,327	83,499
Sales (*)	106,191	75,054	124,957	310,691	372,391	1,206	23,101

Total	577,020	513,643	670,546	1,665,153	1,901,939	833,849	942,892

(*)	Represents the effects of fluctuations in commodity prices of copper on its receivables, expenses with offices abroad and provision for claims settlement.

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08	09/30/09	09/30/08
Other operating expenses (income), net
Provisions for contingencies	5,940	14,351	25,895	20,291	(214,754)	51,231	(202,730)
Provision for loss on ICMS credits	47,925	29,397	80,804	150,535	322,758	30,709	121,855
Provision for profit sharing	58,155	50,929	78,186	176,601	205,421	99,121	95,596
Fundação Vale do Rio Doce — FVRD	41,726	30,634	23,616	85,016	54,905	85,015	54,905
Recoverable taxes — PIS and COFINS	(70,170)	(78,066)	—	(222,458)	(114,857)	(222,458)	(114,857)
Adjust the value of realization of stock	—	—	—	112,535	—	—	—
Disconnection	29,341	49,869	—	170,992	—	53,499	—
Stopped of plant and Idle capacity	489,013	524,028	—	1,388,593	—	568,399	—
Others	45,172	113,813	508,156	384,467	970,012	(24,432)	372,244

Total	647,102	734,955	716,657	2,266,572	1,223,485	641,084	327,013

	Consolidated
	Quarter			Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Results on sale of investments
Jubilee Mines N.L.	—	—	—	—	138,879
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	—	287,814	—	287,814	—
Ativos vendidos Suzano	110,899	—	—	110,899	—
Hurdbay Minerals Inc	12,739	—	—	12,739	—
Others	4,917	7,908	—	12,825	—

Total	128,555	295,722	—	424,277	138,879

7- Report of the Independent Accountants on Limited Review
(A free translation of the original in Portuguese)
Report of Independent Accountants on the Limited Review
To the Board of Directors and Stockholders
Vale S.A.
1
We have carried out a limited review of the Quarterly Information — ITR (individual and consolidated) of Vale S.A. (formerly denominated Companhia Vale do Rio Doce) and its subsidiaries, for the quarter ended September 30, 2009, comprising the balance sheets and the statements of operations, changes in stockholders’ equity, cash flows and value added, the report of performance and notes, prepared under the responsibility of the Company’s management.

2
Our review was carried out in accordance with specific standards established by the Instituto of Independent Auditors of Brazil (“Instituto de Auditores Independentes do Brasil — IBRACON”), in conjunction with the Federal Accounting Council (“Conselho Federal de Contabilidade — CFC”), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the relevant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3
Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above for it to be in accordance with the accounting practices adopted in Brazil, as required by the regulations of the Brazilian Securities Commission (“Comissão de Valores Mobiliários — CVM”) specifically applicable to the preparation of quarterly information.

Vale S.A.
4
The Quarterly Information (ITR) mentioned in the first paragraph also includes comparative accounting information for the results for the quarter ended September 30, 2008, obtained from the corresponding Quarterly Information (ITR) for that quarter. The limited review of the Quarterly Information — ITR for the quarter ended September 30, 2008 was conducted by other independent auditors, who issued their report, dated October 23, 2008 including (i) division of responsibilities paragraphs regarding the review of financial information of certain investees of Vale S.A. and (ii) qualification of lack of review of financial information from certain investees of Vale S.A.

5
As mentioned in Note 6.2, due to changes in the accounting practices adopted in Brazil in 2008, the statements of income, of changes in stockholders’ equity, of cash flows and value added relating to the quarters ended September 30, 2008, presented for comparative purposes, were adjusted in relation to those originally disclosed and are being revised, as prescribed by NPC 12 -Accounting Practices, Changes in Accounting Estimates and Correction of Errors (“Práticas Contábeis, Mudanças nas Estimativas Contábeis e Correção de Erros”), as approved by the CVM Deliberation number 506/06, in order to enable comparability of the periods presented. In connection with our review of the quarterly information relating to the quarter ended September 30, 2009, we also reviewed the adjustments arising from the changes in accounting practices disclosed in Note 6.2. We are not aware that those adjustments are inadequate or have not been appropriately recognized, taking into consideration all material aspects. We have been engaged solely to review the adjustments described in Note 6.2 and not to review and neither to apply any other form of procedure on the quarterly information for the quarter ended September 30, 2008, and, therefore, we do not express any form of conclusion on those quarterly information.

Rio de Janeiro, October 28, 2009

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

/s/ Marcos Donizete Panassol Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 “S” RJ

8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended september 30, 2009	In millions of reais

			Accounting information - (to review)
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current			Non-current
					Investments,
					property plant		Non-current,
					and equipment		deferred income	Adjusted		Cost of	Operating	Income tax
					and deferred		and minority	stockholders’		products and	income	and Social	Adjusted net
	Total	Voting	Current	Non-current	charges	Current	interest	equity	Net revenues	services	(expenses)	contribution	income (loss)
Jointly-controlled companies
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	476,982	1,395,487	1,056,639	464,983	433,873	2,030,252	1,019,631	(1,051,412)	112,106	(28,594)	51,731
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	821,134	258,095	5,298,489	343,938	1,485,448	4,548,332	2,013,475	(2,098,613)	370,369	(96,890)	188,341
Brasilux S.A.	100.00	100.00	4,560	29,209	—	4,675	—	29,093	—	—	(8,720)	(11)	(8,731)
Cadam S.A	61.48	100.00	136,275	62,697	89,580	26,010	30,634	231,908	115,316	(92,717)	(11,606)	(171)	10,822
Companhia Paulista de Ferro Ligas	100.00	100.00	163,119	109,511	1,366	157,258	90,579	26,159	—	—	36,299	(3,409)	32,890
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	152,408	9,525	197,853	62,518	1,458	295,809	234,552	(81,137)	636	(49,948)	104,103
CVRD Overseas Ltd.	100.00	100.00	1,311,498	190,440	1,196,638	1,278,894	35,686	1,383,995	2,344,004	(1,888,062)	(548,647)	—	(92,705)
Docepar S.A.	100.00	100.00	19,831	122,053	149	34,214	101,444	6,376	—	—	7,836	—	7,836
Diamond Coal Ltd	100.00	100.00	104,328	—	774,676	36,288	179,508	663,208	43,829	(50,263)	(10,713)	—	(17,147)
Ferrovia Centro — Atlântica S.A.	100.00	100.00	256,329	123,183	1,714,994	179,896	1,977,538	(62,926)	525,928	(499,487)	(17,932)	(79)	8,431
Ferrovia Norte-Sul S.A.	100.00	100.00	67,500	3,282	1,734,518	509,605	—	1,295,695	69,856	(35,807)	(6,351)	(8,053)	19,645
Florestas Rio Doce S.A.	99.90	100.00	9,234	18,554	3,950	5,779	2,897	23,062	—	—	1,940	82	2,022
Green Minerals Resources Inc	100.00	100.00	26,179	—	2,269,762	21,066	783,043	1,491,832	—	—	(56,190)	—	(56,190)
Mineração Tacumã Ltda.	100.00	100.00	2,612	—	1,726,915	21,508	1,787,810	(79,791)	—	—	7,869	—	7,869
Minerações Brasileiras Reunidas S.A. — MBR (a)	92.99	92.99	218,722	81,725	5,955,728	876,552	1,201,595	4,178,027	6,430	(174,175)	(209,784)	(33,400)	(410,929)
Mineração Corumbá Reunidas S.A.	100.00	100.00	512,821	—	1,192,305	55,683	406,098	1,243,345	—	—	—	—	—
Para Pigmentos S.A	86.17	85.57	77,625	59,634	(13,985)	56,981	119,649	(53,354)	95,613	(75,528)	(51,788)	(7,731)	(39,433)
Rio Doce Manganése Norway AS	100.00	100.00	144,410	—	50,632	54,771	6,740	133,532	150,464	(122,781)	(83,571)	—	(55,888)
Salobo Metais S.A.	100.00	100.00	341,877	—	1,795,427	87,862	1,104,854	944,588	—	—	(32,988)	—	(32,988)
Urucum Mineração S.A.	100.00	100.00	281,923	10,708	54,810	55,656	126,474	165,311	117,376	(47,643)	(57,492)	(8,469)	3,772
Vale Austrália Pty Ltd.	100.00	100.00	579,492	284,540	2,242,098	290,756	1,783,729	1,031,641	710,461	(532,670)	(294,053)	(17,305)	(133,567)
Vale Inco	100.00	100.00	6,155,550	198,025	45,309,196	3,536,320	37,978,127	10,148,324	6,466,073	(5,370,646)	(2,386,493)	587,070	(703,996)
Vale International S.A.	100.00	100.00	29,623,765	51,202,233	42,952,905	12,992,444	44,825,733	65,960,725	19,326,024	(16,945,860)	(6,950,465)	(50,898)	(4,621,199)
Vale Manganês S.A.	100.00	100.00	1,060,252	109,486	359,838	177,317	176,663	1,175,596	495,762	(268,598)	(58,687)	(9,136)	159,341
Vale Manganese France	100.00	100.00	222,349	161	104,925	114,219	8,620	204,597	137,437	(149,480)	(29,325)	666	(40,703)
Vale Overseas Ltd.	100.00	100.00	200,453	12,005,042	—	200,268	12,005,041	187	—	—	187	—	187
Valesul Alumínio S.A (a)	100.00	100.00	154,302	90,022	509,427	63,783	40,551	649,419	168,232	(156,332)	(18,727)	—	(6,828)

Jointly-controlled companies
Baovale Mineração S.A.	50.00	100.00	29,202	26	55,776	4,794	—	80,209	26,274	(3,360)	(18,979)	(2,974)	961
California Steel Industries, Inc.	50.00	50.00	614,047	—	478,905	138,969	415,286	538,697	825,596	(762,159)	(143,758)	37,606	(42,715)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	204,840	37,895	241,022	63,214	90,106	330,438	66,018	(9,132)	48,681	(29,929)	75,638
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	179,648	66,792	132,062	35,477	46,698	296,327	32,087	(34,449)	(52,126)	17,722	(36,766)
Companhia ¥talo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	136,603	55,497	198,943	14,907	77,128	299,006	34,718	(9,533)	16,468	(10,227)	31,426
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	197,143	65,375	377,517	26,627	61,893	551,516	67,685	(22,708)	18,831	(15,970)	47,837
Minas da Serra Geral S.A. — MSG	50.00	50.00	47,096	23,791	53,810	3,095	19,898	101,704	13,191	(7,298)	2,103	(2,067)	5,929
Mineração Rio do Norte S.A.	40.00	40.00	154,068	633,530	874,885	527,030	356,978	778,475	607,143	(376,248)	48,432	(94,822)	184,505
MRS Logística S.A. (a)	41.50	37.86	1,045,511	733,712	2,865,166	942,828	1,795,497	1,906,064	1,647,441	(893,063)	(157,764)	(206,313)	390,299
Samarco Mineração S.A.	50.00	50.00	766,919	425,691	3,581,929	1,524,723	1,630,351	1,619,465	1,961,354	(893,343)	137,075	(231,156)	973,930
Teal Minerals	50.00	50.00	30,817	—	318,355	69,890	106,314	172,968	2,246	(4,520)	(15,725)	—	(17,999)

(a)	Includes direct and indirect participation.
Additional information of the main operational investee companies is available on the Vale website www.vale.com, investor relations

B- ADDITIONAL INFORMATION
9- CASH GENERATION (TO REVIEW)
Consolidated operating cash generation measured by EBITDA (earnings before financial results, equity in subsidiaries, income taxes, depreciation, amortization and depletion, increased by dividends received) was R$ 14,940,927 as of September 30,2009 against R$ 28,463,242 as of September 30, 2008, representing a decrease of 47.5%.
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the reporting periods and, therefore, should not be considered as an alternative measure to net income (loss), as an indicator of operating performance or as an alternative to cash flow as a liquidity source.
Vale definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA – Consolidated

	Quarter (Unaudited)			Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Operating profit — EBIT	4,583,227	2,189,568	10,109,919	10,921,634	24,634,831
Depreciation / amortization of goodwill	1,447,788	1,253,422	1,226,887	3,997,975	3,790,317

	6,031,015	3,442,990	11,336,806	14,919,609	28,425,148
Dividends received	—	21,318	15,228	21,318	38,094

EBITDA (LAJIDA)	6,031,015	3,464,308	11,352,034	14,940,927	28,463,242

Depreciation / amortization of goodwill	(1,447,788)	(1,253,422)	(1,226,887)	(3,997,975)	(3,790,317)
Dividends received	—	(21,318)	(15,228)	(21,318)	(38,094)
Equity Results	30,262	50,021	(304,002)	93,733	(914,878)
Profit on sale of investment	128,555	295,722	—	424,277	138,879
Financial results, net	198,918	2,574,281	(2,026,668)	2,411,943	(1,493,882)
Income tax and social contribution	(1,839,712)	(3,533,597)	111,364	(6,131,291)	(3,129,701)
Minority interests	(97,949)	(109,343)	(137,558)	(99,440)	(395,788)

Net income	3,003,301	1,466,652	7,753,055	7,620,856	18,839,461

Consolidated EBITDA by segment

	EBITDA
	Quarter (Unaudited)			Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Segments
Ferrous minerals	4,879,039	2,852,898	8,780,635	12,928,236	19,354,045
Non-ferrous minerals	810,873	854,349	1,663,683	1,793,563	7,070,003
Logistics	348,611	280,454	397,194	750,058	961,767
Steel	14,349	1,766	71,054	(16,408)	175,020
Others	(21,857)	(525,159)	439,468	(514,522)	902,407

	6,031,015	3,464,308	11,352,034	14,940,927	28,463,242

10- Management’s Discussion and Analysis of the Operational Performance in September 30, 2009 (to review)
In analyzing this information, some general aspects should be considered, as follows:
On September 30, 2009, about 97% of consolidated gross revenue and 35% of consolidated total costs are linked to currencies other than Brazilian reais. Consequently, the exchange rate fluctuations have a significant impact on net income.
The average dollar rate increased 1.12% between periods (R$ 1.8198 as of September 30, 2009 against R$ 1.7996 as of September 30, 2008) and the final rate decreased 7.11% (R$ 1.7781 as of September 30, 2009 against R$ 1.9143 as of September 30, 2008).
The Consolidated Trade Balance performance was as follows:

	In US$ million
	Quarter (Unaudited)			Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Exports	3,493	3,305	6,319	10,137	13,219
Imports	(167)	(185)	(494)	(623)	(1,067)

	3,326	3,120	5,825	9,514	12,152

10.1- Management’s Discussion and Analysis of the Operational Performance of Consolidated
10.1.1- Sales revenues

	In thousands of metric tons (except railroad transportation)
	Quarter (Unaudited)			Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Iron ore	65,902	50,442	74,645	166,337	207,118
Pellets (*)	9,168	4,809	11,959	17,319	32,796

	75,070	55,251	86,604	183,656	239,914

Manganese	244	297	251	601	698
Ferroalloys	65	71	95	189	343

Copper	114	108	124	332	341
Finished copper	17	21	58	71	129
Nickel	53	70	69	182	204
Potash	229	192	126	526	465
Kaolin	203	193	287	575	887
Precious metals	2	19	24	46	64
Cobalt (t)	334	676	819	1,646	2,224

Railroad transportation (millions of TKU) (**)	9,770	9,170	9,960	27,300	28,049
Port services	6,199	5,238	6,966	15,366	19,444
Boat services
Maritime transportation

Aluminum	114	124	150	365	412
Alumina	1,303	1,403	1,163	3,963	2,857
Bauxite	770	686	1,127	2,121	3,212

Steel	73	47	122	199	571
Pig iron	24	—	69	59	265
Coal	1,709	1,117	1,140	3,802	3,055

	In thousand
	Quarter (Unaudited)			Accumulated
	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Iron ore	7,083,449	4,937,180	10,050,183	19,286,309	23,176,641
Pellets (*)	1,170,583	634,846	3,107,230	2,674,965	6,995,807

	8,254,032	5,572,026	13,157,413	21,961,274	30,172,448

Manganese	43,582	86,864	196,135	164,605	400,860
Ferroalloys	188,422	146,249	608,858	513,418	1,744,324

	232,004	233,113	804,993	678,023	2,145,184

Copper	370,888	351,277	414,668	970,191	1,328,312
Finished copper	179,767	215,745	623,818	693,324	1,617,385
Nickel	1,796,753	1,894,491	2,262,081	5,168,274	8,645,951
Potash	218,834	251,841	169,816	621,166	454,862
Kaolin	84,811	86,337	95,657	262,161	276,910
Precious metals	61,181	167,100	252,444	417,234	762,049
Cobalt (t)	18,358	24,867	94,239	73,468	295,580

	2,730,592	2,991,658	3,912,723	8,205,818	13,381,049

Railroad transportation (millions of TKU) (**)	643,540	595,771	873,709	1,752,367	2,327,021
Port services	122,639	95,585	121,744	292,146	327,303
Boat services	25,284	23,501	23,202	72,289	67,416
Maritime transportation	—	—	14,964	—	30,739

	791,463	714,857	1,033,619	2,116,802	2,752,479

Aluminum	385,453	398,348	767,133	1,233,873	2,050,870
Alumina	598,563	568,301	709,860	1,734,206	1,774,331
Bauxite	42,750	44,670	68,547	140,913	193,189

	1,026,766	1,011,319	1,545,540	3,108,992	4,018,390

Steel	135,770	107,113	366,950	412,798	1,044,348
Pig iron	16,018	—	108,646	40,914	253,709
Coal	253,693	201,680	339,898	764,866	635,960
Other products and services	142,110	171,719	116,898	474,969	416,632

	547,591	480,512	932,392	1,693,547	2,350,649

	13,582,448	11,003,485	21,386,680	37,764,456	54,820,199

(*)
Includes sales of providing services to subsidiaries of control shared in the amounts of R$ 4,854, R$ 3,421, R$ 10,439, R$ 12,626 and R$ 43,039, referring to the 3Q09, 2Q09, 3Q08, 09/30/09 e 09/30/08, respectively.

(**)
The Vale carried through its railroad system of 6,441, 7.304, 7,198, 18,817 and 20,192 millions of TKUs of general cargo and 3,329, 1,866, 2,762, 8,483 and 7,857 millions of TKUs of iron ore for third parties in 3Q09, 2Q09, 3Q08, 09/30/09 e 09/30/08, respectively.

The fall of 31.1% in the Sales, from R$ 54,820,199 on September 30, 2008 to R$ 37,764,456 on September 30, 2009 is due primarily to the reduction of price and volumes sold.
Consolidated sales by segment

	Ferrous	Non - Ferrous		Holdings		Quarter (Unaudited)						Accumulated
	Minerals	Minerals	Logistics	Aluminum	Others	3Q/09%		2Q/09%		3Q/08%		09/30/09%		09/30/08%
External market
Latin America	233,213	1,529	—	34,255	36,671	305,668	2	80,302	1	716,648	3	488,953	1	1,967,273	4
Canada	—	134,812	—	240,130	(5,764)	369,178	3	667,094	6	551,839	3	1,539,558	4	2,131,188	4
United States (USA)	8,392	392,450	—	48,744	167,821	617,407	5	527,333	5	1,485,289	7	1,838,407	5	4,664,142	9
Germany	345,474	213,420	—	—	—	558,894	4	276,457	3	1,490,945	7	1,314,432	3	3,420,194	6
Belgium	77,455	10,020	—	49,915	—	137,390	1	174,611	2	532,033	2	479,791	1	1,243,728	2
France	232,002	23,953	—	—	58	256,013	2	85,031	1	574,436	3	431,002	1	1,262,309	2
England	85,576	87,900	—	—	3,982	177,458	1	338,691	3	592,327	3	939,775	2	1,860,608	3
Italy	114,765	12,806	—	—	—	127,571	1	90,760	1	315,651	1	397,221	1	1,045,794	2
Europe, except for Germany, Belgium, France, England and Italy	450,741	335,999	—	297,358	523	1,084,621	8	464,286	4	1,745,852	8	2,112,019	6	4,337,001	8
Middle East/Africa/Oceania	253,114	9,014	—	32,512	4,443	299,083	2	345,823	3	875,297	4	949,864	3	2,026,042	4
China	4,490,671	332,028	—	36,170	69,796	4,928,665	36	4,141,855	38	4,306,378	20	14,683,153	39	9,942,813	18
South Korea	385,274	101,731	—	—	—	487,005	4	356,451	4	648,145	3	1,430,793	4	1,705,640	3
Japan	649,922	345,298	—	179,912	97,295	1,272,427	9	775,517	7	2,238,894	10	3,181,011	8	5,774,844	11
Taiwan	122,080	244,197	—	—	—	366,277	3	398,841	3	480,143	2	1,072,926	3	1,446,992	3
Ásia, other than China, South Korea, Japan and Taiwan	185,329	156,351	—	—	52,789	394,469	3	474,500	3	1,018,510	6	1,326,530	4	2,804,776	4

	7,634,008	2,401,508	—	918,996	427,614	11,382,126	84	9,197,552	84	17,572,387	82	32,185,435	85	45,633,344	83
Brazil	852,030	329,082	791,463	107,770	119,977	2,200,322	16	1,805,933	16	3,814,293	18	5,579,021	15	9,186,855	17

Total	8,486,038	2,730,590	791,463	1,026,766	547,591	13,582,448	100	11,003,485	100	21,386,680	100	37,764,456	100	54,820,199	100

10.1.2- Cost of products and services

	Denominated in		Quarter (Unaudited)			Accumulated
	R$	Other currencies	3Q/09	2Q/09	3Q/08	09/30/09	09/30/08
Personnel	605,352	386,126	991,478	982,287	1,033,944	3,053,937	2,994,125
Material	930,753	662,363	1,593,116	1,478,259	1,667,471	4,548,210	4,901,202
Oil and gas	630,973	145,799	776,772	637,188	1,093,234	2,011,291	2,821,543
Outsourced services	750,456	306,179	1,056,635	1,028,966	1,335,302	3,039,083	3,676,989
Energy	290,876	166,682	457,558	398,782	562,111	1,266,825	1,504,449
Raw Material	54,224	172,300	226,524	273,823	745,103	888,062	2,141,980
Depreciation and depletion	713,302	404,686	1,117,988	1,188,739	1,152,877	3,513,483	3,565,269
Others	581,613	160,833	742,446	703,364	1,051,741	2,199,801	2,439,186

Total	4,557,549	2,404,968	6,962,517	6,691,408	8,641,783	20,520,692	24,044,743

	65%	35%

The 14.7% decrease in cost of products and services (R$ 24,044,743 as of September 30, 2008 against R$ 20,520,692 on September 30, 2009) was due to reduction in volume sold and efforts to reduce cost, partially offset by exchange rate variation.
10.1.3- Selling and administrative expenses
The Selling expenses decreased 16.57%, from R$ 372,391 as of September 30, 2008 to R$ 310,691 as of September 30, 2009, due to idle capacity occurred in 2009, impacting at reduction of doubtful debt provision and freight expenses and royalties, while administrative expenses decreased 11.45%, from R$ 1,529,548 at September 30, 2008 to R$ 1,354,462 on September 30, 2009, due to the efforts by the Company.
10.1.4- Research and development
Research and development expenses increased 6.5%, from R$ 1,353,132 as of September 30, 2008 to R$ 1,441,254 as of September 30, 2009, reflecting Vale’s plan to diversify and expand the production, mainly in the gas sector and energy.
10.1.5- Other operating expenses/revenues (net)
Other operating expenses increased 85.26%, from R$ 1,223,485 as September 30, 2008 to R$ 2,266,572 on September 30, 2009, basically due to expenses incurred as a consequence of the financial crisis: idle capacity, shutdown of plants and employee termination costs. The effect of this expenses was partially offset by revenues from taxes recovery.
10.1.6- Net financial results
Net financial results varied R$ 3,905,825 (R$ 2,411,943 as of September 30, 2009 against R$ 1,633,790 as of September 30, 2008), reflecting the effects of the depreciation of US dollar against Brazilian Reais on debt.
10.1.7- Income tax and social contribution
Income and social contribution tax expenses presented an expense of R$ 6,131,291 as of September 30, 2009 compared to R$ 3,129,701 as of September 30, 2008, mainly due to a decrease in taxable income and the shareholders remuneration paid integrally in form of dividends, without using benefit of interest on shareholders equity.

10.2- Management’s Discussion and Analysis of the Operational Performance of Parent Company
10.2.1- Sales revenues
The 15.8% decrease in revenue (R$ 20,939,169 as of September 30, 2009 against R$ 24,878,808 as of September 30, 2008) was derived from the appreciation of US dollar against Brazilian reais, partially compensated by the fall of selling volumes.
10.2.2- Cost of products and services
Cost of products and services sold as of September 30, 2009 was R$ 9,676,484, against R$ 11,967,244 as of September 30, 2008, representing a 19.1% decrease. The main factor is the decrease in volume sold.
10.2.3- Gross margin
Gross margin increased from 49.4% as of September 30, 2008 to 52.4% as of September 30, 2009, mainly due to US dollar valuation against Brazilian real and the price adjustment.
10.2.4- Equity results
Equity in subsidiaries decreased by R$ 16,828,634 from R$ 12,757,543 as of September 30, 2008 to -R$ 4,071,091 as of September 30, 2009 mainly due to the reduction of operational results of affiliates for the period and high depreciation of dollar in the second quarter of 2009.
10.2.5- Selling and administrative expenses
The selling expenses decreased 94.78%, by R$ 23,101 as of September 30, 2008 to R$ 1,206 as of September 30, 2009, due primarily to reduction of doubtful debt provision, while administrative expenses decreased by 7.51% from R$ 919,791 as of September 30, 2008 to R$ 832,643 as of September 30, 2009.
10.2.6- Research and development
Research and development increased by 24.92%, from R$ 753,146 as of September 30, 2008 to R$ 940,844 as of September 30, 2009, reflecting Vale’s plan to diversify and expand the production, mainly in the gas sector and energy.
10.2.7- Other operating expenses/ income, net
Other operating expenses increased by R$ 314,071, from expense of R$ 327,013 as of September 30, 2008 to expense of R$ 641,084 as of September 30, 2009, basically due to expenses incurred as a consequence of the financial crisis: idle capacity, shutdown of plants and employee termination costs. The effect of this expenses was partially offset by revenues from taxes recovery.
10.2.8- Net financial results
Net financial results changed R$ 12,255,301 (R$ 3,060,094 as of September 30, 2008 against R$ 9,195,207 as of September 30, 2009) basically due to the appreciation of US dollar against Brazilian Real on related party debt.
10.2.9- Income tax and social contribution
Income tax and social contribution revenue totaled R$ 639,505 as of September 30, 2008 compared to an expense of R$ 6,157,173 as of September 30, 2009, mainly due to a increase in taxable income and the remuneration integrally paid in the form of dividends without the usage of benefit of interest on shareholders’ equity.

11- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President

Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Francisco Augusto da Costa e Silva
Jorge Luiz Pacheco
José Ricardo Sasseron	Aníbal Moreira dos Santos
Ken Abe	Antônio José de Figueiredo Ferreira
Luciano Galvão Coutinho	Bernard Appy
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Sandro Kohler Marcondes	Cícero da Silva
Marcus Pereira Aucélio
Alternate	Oswaldo Mário Pêgo de Amorim Azevedo

Deli Soares Pereira	Executive Officers
Hajime Tonoki
João Moisés de Oliveira	Roger Agnelli
Luiz Augusto Ckless Silva	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Felix Freitas	Carla Grasso
Paulo Sérgio Moreira da Fonseca	Executive Officer for Human Resources and Corporate
Raimundo Nonato Alves Amorim	Services
Rita de Cássia Paz Andrade Robles
Wanderlei Viçoso Fagundes	Eduardo de Salles Bartolomeo
Executive Officer for Logistics, Project Management and
Advisory Committees of the Board of Directors	Sustainability

Controlling Committee	Fabio de Oliveira Barbosa
Luiz Carlos de Freitas	Chief Financial Officer and Investor Relations
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer for Ferrous Minerals

Executive Development Committee
João Moisés de Oliveira	Tito Botelho Martins
José Ricardo Sasseron	Executive Officer for Non Ferrous
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa	Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department

Finance Committee
Fabio de Oliveira Barbosa	Vera Lúcia de Almeida Pereira Elias
Luiz Maurício Leuzinger	CRC-RJ — 043059/O-8
Ricardo Ferraz Torres	Chief Accountant
Wanderlei Viçoso Fagundes

Equity Investee Information – 09/30/2009
Aluminum Area — Albras (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	107	109	101	—	317	109	99	117	108	433
Quantity sold — internal market	MT (thousand)	5	6	5	—	16	7	6	7	6	25

Quantity sold — total	MT (thousand)	112	115	106	—	333	116	105	124	114	459

Average sales price — external market	US$	1,388.35	1,378.32	1,689.77	—	1,480.01	2,486.87	2,939.31	2,888.76	2,138.46	2,605.19
Average sales price — internal market	US$	1,783.09	1,251.00	1,656.00	—	1,594.75	2,307.59	2,640.89	2,625.72	1,989.17	2,389.40
Average sales price — total	US$	1,405.98	1,372.42	1,688.08	—	1,485.52	2,476.70	2,920.77	2,874.64	2,130.52	2,593.10

Long-term indebtedness, gross	US$	250,000	233,333	233.332	—	233.332	283,333	300,521	266,666	250,000	250,000
Short-term indebtedness, gross	US$	155,748	151,232	185.099	—	185.099	111,462	90,031	127,730	133,328	133,328

Total indebtedness, gross	US$	405,748	384,565	418.431	—	418.431	394,795	390,552	394,396	383,328	383,328

Stockholders’ equity	R$	1,919,775	1,975,919	2,034.958	—	2,034.958	1,762,743	1,871,810	1,908,042	1,974,698	1,974,698

Net operating revenues	R$	361,771	325,595	332,265	—	1,019,631	507,262	513,302	583,876	556,610	2,161,050
Cost of products	R$	(377,260)	(348,804)	(325,348)	—	(1,051,412)	(389,192)	(370,909)	(431,517)	(445,146)	(1,636,764)
Other expenses / revenues	R$	(29,997)	(21,591)	(23,647)	—	(75,235)	(33,556)	(34,060)	(30,689)	(36,839)	(135,144)
Depreciation, amortization and depletion	R$	14,763	14,239	15,439	—	44,441	18,680	17,539	18,851	17,422	72,492

EBITDA	R$	(30,723)	(27,876)	(1,291)	—	(62,575)	103,194	125,872	140,521	92,047	461,634
Depreciation, amortization and depletion	R$	(14,763)	(14,239)	(15,439)	—	(44,441)	(18,680)	(17,539)	(18,851)	(17,422)	(72,492)

EBIT	R$	(45,486)	(44,998)	(16,730)	—	(107,016)	84,514	108,333	121,670	74,625	389,142
Non recurrent intens (Write-down of assets)	R$	—		—	—	—	(6)	—	(122)	(19,743)	(19,871)
Net financial result	R$	(3,175)	131,343	59,173	—	187,341	(116,210)	63,342	(72,234)	(23,765)	(148,867)
Non operational results	R$	—	—	—	—	—	—

Income before income tax and social contribution	R$	(48,661)	86,543	42,443	—	80,325	(31,702)	171,675	49,314	31,117	220,404
Income tax and social contribution	R$	17,915	(30,398)	(16,111)	—	(28,594)	(14,510)	(62,608)	(13,082)	18,084	(72,116)

Net income	R$	(30,746)	56,145	26,332	—	51,731	(46,212)	109,067	36,232	49,201	148,288

Aluminum Area — MRN (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	798	777	838	—	2,413	1,369	1,573	1,496	1,557	5,995
Quantity sold — internal market	MT (thousand)	2,640	2,865	3,182	—	8,687	2,621	2,949	3,268	3,415	12,253

Quantity sold — total	MT (thousand)	3,438	3,642	4,020	—	11,100	3,990	4,522	4,764	4,972	18,248

Average sales price — external market	US$	35.19	32.96	29.66	—	32.78	61.52	34.93	34.71	36.96	41.47
Average sales price — internal market	US$	30.96	27.42	26.80	—	28.29	53.89	31.24	31.96	33.35	36.87
Average sales price — total	US$	31.94	28.61	27.39	—	29.27	56.51	32.52	32.83	35.16	38.56

Long-term indebtedness, gross	US$	84,258	76,960	71,344	—	71,344	46,151	115,231	96,970	90,306	90,306
Short-term indebtedness, gross	US$	180,491	211,086	206,148	—	206,148	245,429	221,143	225,894	163,251	163,251

Total indebtedness, gross	US$	264,749	288,046	277,492	—	277,492	291,580	336,374	322,864	253,557	253,557

Stockholders’ equity	R$	661,785	729.982	778.475	—	778.475	634,170	687,360	717,533	591,487	591,487

Net operating revenues	R$	229,025	193,875	184,243	—	607,143	206,543	220,647	242,896	377,298	1,047,384
Cost of products	R$	(121,426)	(127,601)	(127,221)	—	(376,248)	(121,170)	(150,287)	(145,601)	(168,979)	(586,037)
Other expenses / revenues	R$	(2,524)	(11,395)	(2,365)	—	(16,284)	(4,622)	(5,480)	(5,586)	899	(14,789)
Depreciation, amortization and depletion	R$	27,563	28,309	28,103	—	83,706	28,386	28,305	28,322	28,016	113,029

EBITDA	R$	132,638	83,188	82,760	—	298,317	109,137	93,185	120,031	237,234	531,571
Depreciation, amortization and depletion	R$	(27,563)	(28,309)	(28,103)	—	(83,706)	(28,386)	(28,305)	(28,322)	(28,016)	(113,029)

EBIT	R$	105,075	54,879	54,657	—	214,611	80,751	64,880	91,709	209,218	446,558
Net financial result	R$	(1,985)	47,642	19,059	—	64,716	(12,584)	18,096	(53,799)	(68,541)	(116,828)

Income before income tax and social contribution	R$	103,090	102,521	73,716	—	279,327	68,167	82,976	37,910	140,677	329,730
Income tax and social contribution	R$	(39,480)	(33,979)	(26,494)	—	(94,822)	(25,009)	(29,786)	(7,737)	(46,817)	(109,349)

Net income	R$	63,610	68,542	47,222	—	184,505	43,158	53,190	30,173	93,860	220,381

Aluminum Area — Alunorte (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,225	1,257	1,237	—	3,719	814	832	975	1,336	3,957
Quantity sold — internal market	MT (thousand)	216	273	253	—	742	235	258	301	250	1,044

Quantity sold — total	MT (thousand)	1,441	1,530	1,490	—	4,461	1,049	1,090	1,276	1,586	5,001

Average sales price — external market	US$	192.84	214.82	255.36	—	222.24	322.36	372.73	378.60	286.74	359.27
Average sales price — internal market	US$	170.69	190.76	265.62	—	225.31	287.59	340.49	342.74	300.46	325.30
Average sales price — total	US$	195.62	210.39	257.10	—	222.75	314.57	365.10	370.14	288.91	343.47

Long-term indebtedness, gross	US$	865,398	845,398	835,397	—	835,397	740,000	828,590	855,397	855,398	855,398
Short-term indebtedness, gross	US$	19,670	39,301	57,106	—	57,106	20,037	—	28,951	31,124	31,124

Total indebtedness, gross	US$	885,068	884,699	892,503	—	892,503	760,037	828,590	884,348	886,522	886,522

Stockholders’ equity	R$	4,294	4,435	4,548,332	—	4,548,332	4,077,566	4,233,439	4,345,957	4,346,958	4,346,958

Net operating revenues	R$	643,619	668,535	700,910	—	2,013,456	574,017	660,565	789,345	1,033,795	3,057,722
Cost of products	R$	(705,018)	(734,327)	(659,268)	—	(2,098,613)	(476,079)	(478,374)	(587,518)	(754,073)	(2,296,044)
Other expenses / revenues	R$	(19,070)	(22,189)	(26,458)	—	(68,109)	(25,223)	(26,517)	(22,959)	(49,473)	(124,172)
Depreciation, amortization and depletion	R$	59,478	70,022	62,080	—	191,580	36,013	30,350	30,294	45,448	142,105

EBITDA	R$	(23,991)	(17,959)	77,264	—	38,314	108,728	186,024	209,162	275,697	779,611
Depreciation, amortization and depletion	R$	(59,478)	(70,022)	(62,080)	—	(191,580)	(36,013)	(30,350)	(30,294)	(45,448)	(142,105)

EBIT	R$	(80,469)	(87,981)	15,184	—	(153,266)	72,715	155,674	178,868	230,249	637,506
Net financial result	R$	43	302,604	135,850	—	438,497	(108,077)	33,026	(57,123)	(227,185)	(359,359)
Non recurrent intens (Write-down of assets)	R$	—	—	—	—	—	—				—

Income before income tax and social contribution	R$	(80,426)	214,623	151,034	—	285,231	(35,362)	188,700	121,745	3,064	278,147
Income tax and social contribution	R$	28,075	(73,644)	(51,321)	—	(96,890)	(7,679)	(32,826)	(9,227)	12,761	(36,971)

Net income	R$	(52,351)	140,979	99,713	—	188,341	(43,041)	155,874	112,518	15,825	241,176

Aluminum Area — Valesul (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	2	—	—	—	2	4	7	6	4	21
Quantity sold — internal market	MT (thousand)	13	9	9	—	31	16	15	19	16	66

Quantity sold — total	MT (thousand)	15	9	—	—	33	20	22	25	20	87

Average sales price — external market	US$	2,392.81	—	—	—	2,815,50	2,653.70	2,846.14	2,679.23	2,818.91	2,861.40
Average sales price — internal market	US$	2,133,06	3,629.56	3,164.66	—	3,132.11	3,786.95	4,168.23	3,321.93	2,575.30	3,695.60
Average sales price — total	US$	2,167.50	3,722,67	3,164.66	—	3,073.95	3,560.30	3,747.56	3,148.89	2,624.02	3,494.25

Stockholders’ equity	R$	648	652	649,419	—	649,419	637,555	644,643	650,810	656	656

Net operating revenues	R$	59,818	51,448	56,965	—	168,231	100,607	115,282	134,658	100,820	451,367
Cost of products	R$	(61,642)	(42,489)	(52,200)	—	(156,331)	(84,081)	(91,021)	(122,915)	(87,461)	(385,478)
Other expenses / revenues	R$	(6,948)	(4,619)	(7,020)	—	(18,587)	(10,741)	(10,754)	(9,585)	(11,768)	(42,848)
Depreciation, amortization and depletion	R$	7,164	6,420	4,074	—	17,658	8,099	5,909	7,084	7,056	28,148

EBITDA	R$	(1,608)	10,760	1,819	—	10,971	13,884	19,416	9,242	8,647	51,189
Depreciation, amortization and depletion	R$	(7,164)	(6,420)	(4,074)	—	(17,658)	(8,099)	(5,909)	(7,084)	(7,056)	(28,148)

EBIT	R$	(8,772)	4,340	(2,255)	—	(6,687)	5,785	13,507	2,158	1,591	23,041
Net financial result	R$	200	(390)	49	—	(141)	(905)	(372)	10,469	9,248	18,440

Income before income tax and social contribution	R$	(8,572)	3,950	(2,206)	—	(6,828)	4,880	13,135	12,627	10,839	41,481
Income tax and social contribution	R$	—	—	—	—	—	(2,814)	(6,045)	(6,460)	(5,405)	(20,724)

Net income	R$	(8,572)	3,950	(2,206)	—	(6,828)	2,066	7,090	6,167	5,434	20,757

Pellets Area — Hispanobras (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	—	—	—	—	—	404	400	618	—	1,422
Quantity sold — internal market	MT (thousand)	—	—	243	—	243	710	805	554	396	2,465

Quantity sold — total	MT (thousand)	—	—	—	—	—	1,114	1,205	1,172	362	3,887

Average sales price — external market	US$	—	—	70.08	—	70.08	71.45	203.07	227.18	—	176.15
Average sales price — internal market	US$	—	—	70.08	—	70.08	75.95	203.58	236.04	146.47	164.94
Average sales price — total	US$	—	—	—	—	—	74.32	203.41	231.37	146.47	169.04

Short-term indebtedness, gross	US$	—	—	—	—	—	75,338	58,382	7,474	—	7,474

Total indebtedness, gross	US$	—	—	—	—	—	75,338	58,382	7,474	—	—

Stockholders’ equity	R$	222.769	204.581	296.327	—	296.327	157,097	264,714	301	333,094	333,094

Net operating revenues	R$	276	—	31,811	—	32,087	144,995	409,554	274,225	113,968	942,742
Cost of products	R$	—	—	(34,448)	—	(34,448)	(129,399)	(237,400)	(196,794)	(81,105)	(644,698)
Other expenses / revenues	R$	(17,175)	(20,975)	(20,879)	—	(59,029)	(4,226)	(5,218)	(3,828)	(14,393)	(27,665)
Depreciation, amortization and depletion	R$	21	6	1,032	—	1,059	1,832	2,106	2,341	1,980	8,259

EBITDA	R$	(16,878)	(20,969)	(22,484)	—	(60,331)	13,202	169,042	75,944	18,470	276,658
Depreciation, amortization and depletion	R$	(21)	(6)	(1,032)	—	(1,059)	(1,832)	(2,106)	(2,341)	(1,980)	(8,259)

EBIT	R$	(16,899)	(20,975)	(23,516)	—	(61,390)	11,370	166,936	73,603	18,470	270,379
Net financial result	R$	2,514	2,704	1,685	—	6,903	901	(2,986)	11,974	30,417	40,306

Income before income tax and social contribution	R$	(14,385)	(18,271)	(21,831)	—	(54,487)	12,271	163,950	85,577	48,887	310,685
Income tax and social contribution	R$	95	83	17,543	—	17,721	(5,138)	(56,334)	(29,992)	(17,044)	(108,508)

Net income	R$	(14,290)	(18,188)	(4,288)	—	(36,766)	7,133	107,616	55,585	31,843	202,177

Pellets Area — Samarco (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	2,141	3,313			5,454	3,010	4,327	5,519	3,413	16,269
Quantity sold — Iron ore	MT (thousand)	714	236			950	168	140	154	202	664

Average sales price — Pellets	US$	98.56	71.89			85.23	105.51	142.07	152.30	156.17	141.95
Quantity sold — Iron ore	US$	62.56	75.17			68.87	47.61	98.95	73.86	85.18	76.08

Long-term indebtedness, gross	US$	769,734	819,663			819,663	799,634	799,597	799,666	799,726	799,726
Short-term indebtedness, gross	US$	698,816	455,569			455,569	591,496	845,623	987,132	783,013	783,013

Total indebtedness, gross	US$	1,468,550	1,275,232	—	—	1,275,232	1,391,130	1,645,220	1,786,798	1,582,739	1,582,739

Stockholders’ equity	R$	791.000	1,235.020			1,235.020	995,859	1,493,766	1,377,023	599,872	599,872

Net operating revenues	R$	600,154	535,866			1,136,020	576,988	1,033,109	1,387,256	1,248,950	4,246,303
Cost of products	R$	(218,224)	(360,903)			(579,127)	(275,764)	(450,521)	(520,484)	(353,458)	(1,600,227)
Other expenses / revenues	R$	(133,437)	(7,991)			(141,428)	(76,574)	(160,350)	(89,263)	(156,344)	(482,531)
Depreciation, amortization and depletion	R$	32,103	35,160			67,263	13,635	26,227	44,595	44,008	128,465

EBITDA	R$	280,596	202,132	—	—	482,728	238,285	448,465	822,104	783,156	2,292,010
Depreciation, amortization and depletion	R$	(32,103)	(35,160)			(67,263)	(13,635)	(26,227)	(44,595)	(44,008)	(128,465)

EBIT	R$	248,493	166,972	—	—	415,465	224,650	422,238	777,509	739,148	2,163,545
Net financial result	R$	(7,768)	345,759	—	—	337,991	5,635	176,662	(466,551)	(547,667)	(831,921)

Income before income tax and social contribution	R$	240,725	512,731	—	—	753,456	230,285	598,900	310,958	191,481	1,331,624
Income tax and social contribution	R$	(43,826)	(120,145)	—	—	(163,971)	(57,342)	(100,979)	(46,457)	(21,571)	(226,349)

Net income	R$	196,899	392,586	—	—	589,485	172,943	497,921	264,501	169,910	1,105,275

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2009	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations